Registration No. 333-269584

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.Exact name of trust:

FT 10650

B.Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

E.Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on April 6, 2023 at 2:00 p.m. pursuant to Rule 487.

________________________________

                      Dow(R) Target 5 2Q '23 - Term 7/9/24
                    Dow(R) Target Dvd. 2Q '23 - Term 7/9/24
              S&P Dvd. Aristocrats Target 25 2Q '23 - Term 7/9/24
                       S&P Target 24 2Q '23 - Term 7/9/24
                    S&P Target SMid 60 2Q '23 - Term 7/9/24
                    Target Divsd. Dvd. 2Q '23 - Term 7/9/24
                      Target Focus 4 2Q '23 - Term 7/9/24
                Target Global Dvd. Leaders 2Q '23 - Term 7/9/24
                       Target Growth 2Q '23 - Term 7/9/24
                       Target Triad 2Q '23 - Term 7/9/24
                        Target VIP 2Q '23 - Term 7/9/24
                  Value Line(R) Target 25 2Q '23 - Term 7/9/24

                                    FT 10650

FT 10650 is a series of a unit investment trust, the FT Series. FT 10650 consists of 12 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                  The date of this prospectus is April 6, 2023

                               Table of Contents

Summary of Essential Information                                     3
Fee Table                                                            9
Report of Independent Registered Public Accounting Firm             13
Statements of Net Assets                                            14
Schedules of Investments                                            20
The FT Series                                                       44
Portfolios                                                          45
Risk Factors                                                        52
Backtested Hypothetical Performance Information                     57
Public Offering                                                     62
Distribution of Units                                               64
The Sponsor's Profits                                               65
The Secondary Market                                                66
How We Purchase Units                                               66
Expenses and Charges                                                66
Tax Status                                                          67
Retirement Plans                                                    71
Rights of Unit Holders                                              71
Income and Capital Distributions                                    72
Redeeming Your Units                                                73
Investing in a New Trust                                            74
Removing Securities from a Trust                                    75
Amending or Terminating the Indenture                               75
Information on the Sponsor and Trustee                              76
Other Information                                                   77

                  Summary of Essential Information (Unaudited)

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                      Sponsor: First Trust Portfolios L.P.
                      Trustee: The Bank of New York Mellon

                                                                                           The Dow(R)             The Dow(R)
                                                                                           Target 5               Target Dividend
                                                                                           Portfolio, 2nd         Portfolio, 2nd
                                                                                           Quarter 2023 Series    Quarter 2023 Series
                                                                                           ___________________    ___________________
Initial Number of Units (1)                                                                     17,646                 14,596
Fractional Undivided Interest in the Trust per Unit (1)                                       1/17,646               1/14,596
Public Offering Price:
Public Offering Price per Unit (2)                                                         $    10.000            $    10.000
   Less Initial Sales Charge per Unit (3)                                                        (.000)                 (.000)
                                                                                           ___________            ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                  10.000                 10.000
   Less Deferred Sales Charge per Unit (3)                                                       (.135)                 (.135)
                                                                                           ___________            ___________
Redemption Price per Unit (5)                                                                    9.865                  9.865
   Less Creation and Development Fee per Unit (3)(5)                                             (.050)                 (.050)
   Less Organization Costs per Unit (5)                                                          (.055)                 (.049)
                                                                                           ___________            ___________
Net Asset Value per Unit                                                                   $     9.760            $     9.766
                                                                                           ===========            ===========
Tax Status (6)                                                                            Grantor Trust         Grantor Trust
Distribution Frequency (7)                                                                   Monthly               Monthly
Initial Distribution Date (7)                                                             May 25, 2023           May 25, 2023
Cash CUSIP Number                                                                           30330U 127             30330U 168
Reinvestment CUSIP Number                                                                   30330U 135             30330U 176
Fee Account Cash CUSIP Number                                                               30330U 143             30330U 184
Fee Account Reinvestment CUSIP Number                                                       30330U 150             30330U 192
Pricing Line Product Code                                                                       146444                 146448
Ticker Symbol                                                                                   FSISEX                 FDWCTX

First Settlement Date                                          April 11, 2023
Mandatory Termination Date (8)                                 July 9, 2024

____________

See "Notes to Summary of Essential Information" on page 8.

                  Summary of Essential Information (Unaudited)

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                      Sponsor: First Trust Portfolios L.P.
                      Trustee: The Bank of New York Mellon

                                                                        S&P Dividend           S&P                   S&P
                                                                        Aristocrats Target 25  Target 24             Target SMid 60
                                                                        Portfolio, 2nd         Portfolio, 2nd        Portfolio, 2nd
                                                                        Quarter 2023 Series    Quarter 2023 Series   Quarter 2023 Series
                                                                        ___________________    ___________________   ___________________
Initial Number of Units (1)                                                  12,854                 26,994                13,395
Fractional Undivided Interest in the Trust per Unit (1)                    1/12,854               1/26,994              1/13,395
Public Offering Price:
Public Offering Price per Unit (2)                                      $    10.000            $    10.000           $    10.000
   Less Initial Sales Charge per Unit (3)                                     (.000)                 (.000)                (.000)
                                                                        ___________            ___________           ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)               10.000                 10.000                10.000
   Less Deferred Sales Charge per Unit (3)                                    (.135)                 (.135)                (.135)
                                                                        ___________            ___________           ___________
Redemption Price per Unit (5)                                                 9.865                  9.865                 9.865
   Less Creation and Development Fee per Unit (3)(5)                          (.050)                 (.050)                (.050)
   Less Organization Costs per Unit (5)                                       (.027)                 (.041)                (.057)
                                                                        ___________            ___________           ___________
Net Asset Value per Unit                                                $     9.788            $     9.774           $     9.758
                                                                        ===========            ===========           ===========
Tax Status (6)                                                             RIC                Grantor Trust               RIC
Distribution Frequency (7)                                               Monthly                 Monthly             Semi-Annually
Initial Distribution Date (7)                                          May 25, 2023            May 25, 2023          June 25, 2023
Cash CUSIP Number                                                        30330U 200              30330U 242            30330U 408
Reinvestment CUSIP Number                                                30330U 218              30330U 259            30330U 416
Fee Account Cash CUSIP Number                                            30330U 226              30330U 267            30330U 424
Fee Account Reinvestment CUSIP Number                                    30330U 234              30330U 275            30330U 432
Pricing Line Product Code                                                    146486                  146452                146464
Ticker Symbol                                                                FXNXUX                  FJUQPX                FDCUNX

First Settlement Date                                          April 11, 2023
Mandatory Termination Date (8)                                 July 9, 2024

____________

See "Notes to Summary of Essential Information" on page 8.

                  Summary of Essential Information (Unaudited)

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                      Sponsor: First Trust Portfolios L.P.
                      Trustee: The Bank of New York Mellon

                                                                                         Target
                                                                                         Diversified Dividend    Target Focus Four
                                                                                         Portfolio, 2nd          Portfolio, 2nd
                                                                                         Quarter 2023 Series     Quarter 2023 Series
                                                                                         ____________________    ___________________
Initial Number of Units (1)                                                                   17,996                  45,962
Fractional Undivided Interest in the Trust per Unit (1)                                     1/17,996                1/45,962
Public Offering Price:
Public Offering Price per Unit (2)                                                       $    10.000             $    10.000
   Less Initial Sales Charge per Unit (3)                                                      (.000)                  (.000)
                                                                                         ___________             ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                10.000                  10.000
   Less Deferred Sales Charge per Unit (3)                                                     (.135)                  (.135)
                                                                                         ___________             ___________
Redemption Price per Unit (5)                                                                  9.865                   9.865
   Less Creation and Development Fee per Unit (3)(5)                                           (.050)                  (.050)
   Less Organization Costs per Unit (5)                                                        (.037)                  (.058)
                                                                                         ___________             ___________
Net Asset Value per Unit                                                                 $     9.778             $     9.757
                                                                                         ===========             ===========
Tax Status (6)                                                                               RIC                      RIC
Distribution Frequency (7)                                                                 Monthly               Semi-Annually
Initial Distribution Date (7)                                                            May 25, 2023            June 25, 2023
Cash CUSIP Number                                                                          30330U 283              30330U 440
Reinvestment CUSIP Number                                                                  30330U 291              30330U 457
Fee Account Cash CUSIP Number                                                              30330U 309              30330U 465
Fee Account Reinvestment CUSIP Number                                                      30330U 317              30330U 473
Pricing Line Product Code                                                                      146456                  146494
Ticker Symbol                                                                                  FUYHZX                  FBGMYX

First Settlement Date                                          April 11, 2023
Mandatory Termination Date (8)                                 July 9, 2024

____________

See "Notes to Summary of Essential Information" on page 8.

                  Summary of Essential Information (Unaudited)

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                      Sponsor: First Trust Portfolios L.P.
                      Trustee: The Bank of New York Mellon

                                                                       Target Global
                                                                       Dividend Leaders   Target
                                                                       Portfolio, 2nd     Growth                Target Triad
                                                                       Quarter 2023       Portfolio, 2nd        Portfolio, 2nd
                                                                       Series             Quarter 2023 Series   Quarter 2023 Series
                                                                       _________________  ___________________   ___________________
Initial Number of Units (1)                                                 12,051             17,409                28,650
Fractional Undivided Interest in the Trust per Unit (1)                   1/12,051           1/17,409              1/28,650
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000        $    10.000           $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)             (.000)                (.000)
                                                                       ___________        ___________           ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000             10.000                10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)             (.135)                (.135)
                                                                       ___________        ___________           ___________
Redemption Price per Unit (5)                                                9.865              9.865                 9.865
   Less Creation and Development Fee per Unit (3)(5)                         (.050)             (.050)                (.050)
   Less Organization Costs per Unit (5)                                      (.020)             (.049)                (.052)
                                                                       ___________        ___________           ___________
Net Asset Value per Unit                                               $     9.795        $     9.766           $     9.763
                                                                       ===========        ===========           ===========
Tax Status (6)                                                             RIC                 RIC                   RIC
Distribution Frequency (7)                                               Monthly          Semi-Annually         Semi-Annually
Initial Distribution Date (7)                                          May 25, 2023       June 25, 2023         June 25, 2023
Cash CUSIP Number                                                       30330U 325         30330U 481            30330U 523
Reinvestment CUSIP Number                                               30330U 333         30330U 499            30330U 531
Fee Account Cash CUSIP Number                                           30330U 341         30330U 507            30330U 549
Fee Account Reinvestment CUSIP Number                                   30330U 358         30330U 515            30330U 556
Pricing Line Product Code                                                   146490             146426                146430
Ticker Symbol                                                               FZKFJX             FXEGRX                FIIADX

First Settlement Date                                          April 11, 2023
Mandatory Termination Date (8)                                 July 9, 2024

____________

See "Notes to Summary of Essential Information" on page 8.

                  Summary of Essential Information (Unaudited)

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                      Sponsor: First Trust Portfolios L.P.
                      Trustee: The Bank of New York Mellon

                                                                                                                Value Line(R)
                                                                                                                Target 25
                                                                                          Target VIP            Portfolio, 2nd
                                                                                          Portfolio, 2nd        Quarter 2023
                                                                                          Quarter 2023 Series   Series
                                                                                          ___________________   ______________
Initial Number of Units (1)                                                                   161,988                22,269
Fractional Undivided Interest in the Trust per Unit (1)                                     1/161,988              1/22,269
Public Offering Price:
Public Offering Price per Unit (2)                                                        $    10.000           $    10.000
   Less Initial Sales Charge per Unit (3)                                                       (.000)                (.000)
                                                                                          ___________           ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                 10.000                10.000
   Less Deferred Sales Charge per Unit (3)                                                      (.135)                (.135)
                                                                                          ___________           ___________
Redemption Price per Unit (5)                                                                   9.865                 9.865
   Less Creation and Development Fee per Unit (3)(5)                                            (.050)                (.050)
   Less Organization Costs per Unit (5)                                                         (.042)                (.052)
                                                                                          ___________           ___________
Net Asset Value per Unit                                                                  $     9.773           $     9.763
                                                                                          ===========           ===========
Tax Status (6)                                                                                 RIC              Grantor Trust
Distribution Frequency (7)                                                                Semi-Annually            Monthly
Initial Distribution Date (7)                                                             June 25, 2023         May 25, 2023
Cash CUSIP Number                                                                          30330U 564            30330U 366
Reinvestment CUSIP Number                                                                  30330U 572            30330U 374
Fee Account Cash CUSIP Number                                                              30330U 580            30330U 382
Fee Account Reinvestment CUSIP Number                                                      30330U 598            30330U 390
Pricing Line Product Code                                                                      146468                146460
Ticker Symbol                                                                                  FQCTMX                FZTWMX

First Settlement Date                                           April 11, 2023
Mandatory Termination Date (8)                                  July 9, 2024

____________

See "Notes to Summary of Essential Information" on page 8.

                   NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on April 10, 2023, we may adjust the number of
Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign
Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit.
Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange
("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open
(the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See
"Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month.
However, the Trustee will not distribute money if the aggregate amount in the
Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1%
of the net asset value of a Trust. Undistributed money in the Income and
Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For
Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the
Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution from an account equals at least $1.00 per 100 Units. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the
Trustee will distribute money from the Income Account, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months provided the amount in the Income Account equals at least $1.00 per 100 Units, and the Trustee will make distributions from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount available for distribution from the Capital
Account equals at least $1.00 per 100 Units. See "Income and Capital
Distributions."

(8) See "Amending or Terminating the Indenture."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering"
and "Expenses and Charges." Although the Trusts have a term of approximately
15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                                                                                The Dow(R)                    The Dow(R)
                                                                                                            Target 5 Portfolio        Target Dividend Portfolio
                                                                                                          2nd Quarter 2023 Series      2nd Quarter 2023 Series
                                                                                                          _______________________     _________________________

                                                                                                                      Amount                      Amount
                                                                                                                      per Unit                    per Unit
                                                                                                                      ________                    ________

Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                   0.00%(a)    $.000           0.00%(a)    $.000
   Deferred sales charge                                                                                  1.35%(b)    $.135           1.35%(b)    $.135
   Creation and development fee                                                                           0.50%(c)    $.050           0.50%(c)    $.050
                                                                                                          _____       _____           _____       _____
   Maximum sales charge (including creation and development fee)                                          1.85%       $.185           1.85%       $.185
                                                                                                          =====       =====           =====       =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                           .550%(d)    $.0550          .490%(d)    $.0490
                                                                                                          =====       ======          =====       ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                                 .059%       $.0060          .059%       $.0060
   Trustee's fee and other operating expenses                                                             .124%(f)    $.0125          .113%(f)    $.0114
                                                                                                          _____       ______          _____       ______
   Total                                                                                                  .183%       $.0185          .172%       $.0174
                                                                                                          =====       ======          =====       ======

                                                                                                          S&P Dividend Aristocrats        S&P Target 24
                                                                                                            Target 25 Portfolio             Portfolio
                                                                                                          2nd Quarter 2023 Series    2nd Quarter 2023 Series
                                                                                                          ________________________   _______________________

                                                                                                                      Amount                    Amount
                                                                                                                      per Unit                  per Unit
                                                                                                                      ________                  ________

Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                   0.00%(a)    $.000         0.00%(a)    $.000
   Deferred sales charge                                                                                  1.35%(b)    $.135         1.35%(b)    $.135
   Creation and development fee                                                                           0.50%(c)    $.050         0.50%(c)    $.050
                                                                                                          _____       _____         _____       _____
   Maximum sales charge (including creation and development fee)                                          1.85%       $.185         1.85%       $.185
                                                                                                          =====       =====         =====       =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                           .270%(d)    $.0270        .410%(d)    $.0410
                                                                                                          =====       ======        =====       ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                                 .059%       $.0060        .059%       $.0060
   Trustee's fee and other operating expenses                                                             .126%(f)    $.0127        .113%(f)    $.0114
                                                                                                          _____       ______        _____       ______
   Total                                                                                                  .185%       $.0187        .172%       $.0174
                                                                                                          =====       ======        =====       ======

                                                                                                            S&P Target SMid 60         Target Diversified
                                                                                                                 Portfolio             Dividend Portfolio
                                                                                                          2nd Quarter 2023 Series    2nd Quarter 2023 Series
                                                                                                          _______________________    _______________________

                                                                                                                       Amount                   Amount
                                                                                                                       per Unit                 per Unit
                                                                                                                       ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                   0.00%(a)    $.000         0.00%(a)    $.000
   Deferred sales charge                                                                                  1.35%(b)    $.135         1.35%(b)    $.135
   Creation and development fee                                                                           0.50%(c)    $.050         0.50%(c)    $.050
                                                                                                          _____       _____         _____       _____
   Maximum sales charge (including creation and development fee)                                          1.85%       $.185         1.85%       $.185
                                                                                                          =====       =====         =====       =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                           .570%(d)    $.0570        .370%(d)    $.0370
                                                                                                          =====       ======        =====       ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                                 .059%       $.0060        .059%       $.0060
   Trustee's fee and other operating expenses                                                             .136%(f)    $.0138        .126%(f)    $.0127
                                                                                                          _____       ______        _____       ______
   Total                                                                                                  .195%       $.0198        .185%       $.0187
                                                                                                          =====       ======        =====       ======

                                                                                     Target Focus Four        Target Global Dividend          Target Growth
                                                                                         Portfolio               Leaders Portfolio              Portfolio
                                                                                  2nd Quarter 2023 Series     2nd Quarter 2023 Series    2nd Quarter 2023 Series
                                                                                  _______________________     _______________________    _______________________

                                                                                              Amount                      Amount                    Amount
                                                                                              per Unit                    per Unit                  per Unit
                                                                                              ________                    ________                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                          0.00%(a)     $.000           0.00%(a)     $.000        0.00%(a)     $.000
   Deferred sales charge                                                         1.35%(b)     $.135           1.35%(b)     $.135        1.35%(b)     $.135
   Creation and development fee                                                  0.50%(c)     $.050           0.50%(c)     $.050        0.50%(c)     $.050
                                                                                 _____        _____           _____        _____        _____        _____
Maximum sales charge (including creation and development fee)                    1.85%        $.185           1.85%        $.185        1.85%        $.185
                                                                                 =====        =====           =====        =====        =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                  .580%(d)     $.0580          .200%(d)     $.0200       .490%(d)     $.0490
                                                                                 =====        ======          =====        ======       =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees        .059%        $.0060          .059%        $.0060       .059%        $.0060
   Trustee's fee and other operating expenses                                    .136%(f)     $.0138          .126%(f)     $.0127       .136%(f)     $.0138
                                                                                 _____        ______          _____        ______       _____        ______
   Total                                                                         .195%        $.0198          .185%        $.0187       .195%        $.0198
                                                                                 =====        ======          =====        ======       =====        ======

                                                                                       Target Triad                 Target VIP                Value Line(R)
                                                                                         Portfolio                   Portfolio             Target 25 Portfolio
                                                                                  2nd Quarter 2023 Series     2nd Quarter 2023 Series    2nd Quarter 2023 Series
                                                                                  _______________________     _______________________    _______________________

                                                                                              Amount                      Amount                    Amount
                                                                                              per Unit                    per Unit                  per Unit
                                                                                              ________                    ________                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                          0.00%(a)     $.000          0.00%(a)     $.000        0.00%(a)     $.000
   Deferred sales charge                                                         1.35%(b)     $.135          1.35%(b)     $.135        1.35%(b)     $.135
   Creation and development fee                                                  0.50%(c)     $.050          0.50%(c)     $.050        0.50%(c)     $.050
                                                                                 _____        _____          _____        _____        _____        _____
   Maximum sales charge (including creation and development fee)                 1.85%        $.185          1.85%        $.185        1.85%        $.185
                                                                                 =====        =====          =====        =====        =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                  .520%(d)     $.0520         .420%(d)     $.0420       .520%(d)     $.0520
                                                                                 =====        ======         =====        ======       =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees        .059%        $.0060         .059%        $.0060       .059%        $.0060
   Trustee's fee and other operating expenses                                    .136%(f)     $.0138         .217%(f)     $.0219       .124%(f)     $.0125
                                                                                 _____        ______         _____        ______       _____        ______
   Total                                                                         .195%        $.0198         .276%        $.0279       .183%        $.0185
                                                                                 =====        ======         =====        ======       =====        ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5%
return on your investment each year and that your Trust's, and each New
Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:
                                                                               1 Year    3 Years    5 Years    10 Years
                                                                               ______    _______    _______    ________
The Dow(R) Target 5 Portfolio, 2nd Quarter 2023 Series                         $259      $794       $1,092     $2,352
The Dow(R) Target Dividend Portfolio, 2nd Quarter 2023 Series                   251       773        1,063      2,292
S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2023 Series           231       711          982      2,126
S&P Target 24 Portfolio, 2nd Quarter 2023 Series                                243       749        1,031      2,227
S&P Target SMid 60 Portfolio, 2nd Quarter 2023 Series                           262       804        1,107      2,382
Target Diversified Dividend Portfolio, 2nd Quarter 2023 Series                  241       741        1,022      2,208
Target Focus Four Portfolio, 2nd Quarter 2023 Series                            263       807        1,111      2,390
Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series               224       690          953      2,068
Target Growth Portfolio, 2nd Quarter 2023 Series                                254       780        1,075      2,317
Target Triad Portfolio, 2nd Quarter 2023 Series                                 257       789        1,087      2,341
Target VIP Portfolio, 2nd Quarter 2023 Series                                   255       784        1,088      2,344
Value Line(R) Target 25 Portfolio, 2nd Quarter 2023 Series                      256       785        1,080      2,328

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2023.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs, which for certain Trusts include a one-time licensing fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 10650

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets of FT 10650, comprising Dow(R) Target 5 2Q '23 - Term 7/9/24 (The Dow(R) Target 5
Portfolio, 2nd Quarter 2023 Series); Dow(R) Target Dvd. 2Q '23 - Term 7/9/24
(The Dow(R) Target Dividend Portfolio, 2nd Quarter 2023 Series); S&P Dvd.
Aristocrats Target 25 2Q '23 - Term 7/9/24 (S&P Dividend Aristocrats Target 25
Portfolio, 2nd Quarter 2023 Series); S&P Target 24 2Q '23 - Term 7/9/24 (S&P
Target 24 Portfolio, 2nd Quarter 2023 Series); S&P Target SMid 60 2Q '23 -
Term 7/9/24 (S&P Target SMid 60 Portfolio, 2nd Quarter 2023 Series); Target
Divsd. Dvd. 2Q '23 - Term 7/9/24 (Target Diversified Dividend Portfolio, 2nd
Quarter 2023 Series); Target Focus 4 2Q '23 - Term 7/9/24 (Target Focus Four
Portfolio, 2nd Quarter 2023 Series); Target Global Dvd. Leaders 2Q '23 - Term
7/9/24 (Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series);
Target Growth 2Q '23 - Term 7/9/24 (Target Growth Portfolio, 2nd Quarter 2023
Series); Target Triad 2Q '23 - Term 7/9/24 (Target Triad Portfolio, 2nd
Quarter 2023 Series); Target VIP 2Q '23 - Term 7/9/24 (Target VIP Portfolio,
2nd Quarter 2023 Series); and Value Line(R) Target 25 2Q '23 - Term 7/9/24
(Value Line(R) Target 25 Portfolio, 2nd Quarter 2023 Series) (collectively, the "Trusts"), one of the series constituting the FT Series, including the schedules of investments, as of the opening of business on April 6, 2023
(Initial Date of Deposit), and the related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 10650 as of the opening of business on April 6, 2023 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts' Sponsor.
Our responsibility is to express an opinion on the Trusts' statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Trusts in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on April 6, 2023, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 6, 2023

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statements of Net Assets

                                   FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                                              The Dow(R)          The Dow(R) Target
                                                                                          Target 5 Portfolio      Dividend Portfolio
                                                                                             2nd Quarter             2nd Quarter
                                                                                             2023 Series             2023 Series
                                                                                          __________________      __________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                          $176,463                $145,965
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                                 (971)                   (715)
Less liability for deferred sales charge (4)                                                (2,382)                 (1,970)
Less liability for creation and development fee (5)                                           (882)                   (730)
                                                                                          ________                ________
Net assets                                                                                $172,228                $142,550
                                                                                          ========                ========
Units outstanding                                                                           17,646                  14,596
Net asset value per Unit (6)                                                              $  9.760                $  9.766

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                     $176,463                $145,965
Less maximum sales charge (7)                                                               (3,264)                 (2,700)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                                 (971)                   (715)
                                                                                          ________                ________
Net assets                                                                                $172,228                $142,550
                                                                                          ========                ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                               S&P Dividend              S&P               S&P
                                                                           Aristocrats Target 25      Target 24       Target SMid 60
                                                                                 Portfolio            Portfolio         Portfolio
                                                                                2nd Quarter          2nd Quarter       2nd Quarter
                                                                                2023 Series          2023 Series       2023 Series
                                                                           _____________________     ___________      ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                           $128,538                  $269,941         $133,949
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                  (347)                   (1,107)            (764)
Less liability for deferred sales charge (4)                                 (1,735)                   (3,644)          (1,808)
Less liability for creation and development fee (5)                            (643)                   (1,350)            (670)
                                                                           ________                  ________         ________
Net assets                                                                 $125,813                  $263,840         $130,707
                                                                           ========                  ========         ========
Units outstanding                                                            12,854                    26,994           13,395
Net asset value per Unit (6)                                               $  9.788                  $  9.774         $  9.758

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                      $128,538                  $269,941         $133,949
Less maximum sales charge (7)                                                (2,378)                   (4,994)          (2,478)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                  (347)                   (1,107)            (764)
                                                                           ________                  ________         ________
Net assets                                                                 $125,813                  $263,840         $130,707
                                                                           ========                  ========         ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                                      Target Diversified     Target Focus Four
                                                                                      Dividend Portfolio         Portfolio
                                                                                         2nd Quarter            2nd Quarter
                                                                                         2023 Series            2023 Series
                                                                                      __________________     _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                      $179,961               $459,618
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                             (666)                (2,666)
Less liability for deferred sales charge (4)                                            (2,429)                (6,205)
Less liability for creation and development fee (5)                                       (900)                (2,298)
                                                                                      ________               ________
Net assets                                                                            $175,966               $448,449
                                                                                      ========               ========
Units outstanding                                                                       17,996                 45,962
Net asset value per Unit (6)                                                          $  9.778               $  9.757

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $179,961               $459,618
Less maximum sales charge (7)                                                           (3,329)                (8,503)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                             (666)                (2,666)
                                                                                      ________               ________
Net assets                                                                            $175,966               $448,449
                                                                                      ========               ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                                  Target Global
                                                                                Dividend Leaders         Target         Target Triad
                                                                                    Portfolio       Growth Portfolio     Portfolio
                                                                                   2nd Quarter        2nd Quarter       2nd Quarter
                                                                                   2023 Series        2023 Series       2023 Series
                                                                                ________________    ________________    ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                $120,509            $174,094            $286,504
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                       (241)               (853)             (1,490)
Less liability for deferred sales charge (4)                                      (1,627)             (2,350)             (3,868)
Less liability for creation and development fee (5)                                 (603)               (870)             (1,432)
                                                                                ________            ________            ________
Net assets                                                                      $118,038            $170,021            $279,714
                                                                                ========            ========            ========
Units outstanding                                                                 12,051              17,409              28,650
Net asset value per Unit (6)                                                    $  9.795            $  9.766            $  9.763

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                           $120,509            $174,094            $286,504
Less maximum sales charge (7)                                                     (2,230)             (3,220)             (5,300)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                       (241)               (853)             (1,490)
                                                                                ________            ________            ________
Net assets                                                                      $118,038            $170,021            $279,714
                                                                                ========            ========            ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                                                             Value Line(R)
                                                                                          Target VIP           Target 25
                                                                                           Portfolio           Portfolio
                                                                                          2nd Quarter         2nd Quarter
                                                                                          2023 Series         2023 Series
                                                                                          ___________        _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                          $1,619,879         $222,687
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                                 (6,803)          (1,158)
Less liability for deferred sales charge (4)                                                 (21,868)          (3,006)
Less liability for creation and development fee (5)                                           (8,099)          (1,113)
                                                                                          __________         ________
Net assets                                                                                $1,583,109         $217,410
                                                                                          ==========         ========
Units outstanding                                                                            161,988           22,269
Net asset value per Unit (6)                                                              $    9.773         $  9.763

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                     $1,619,879         $222,687
Less maximum sales charge (7)                                                                (29,967)          (4,119)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                                 (6,803)          (1,158)
                                                                                          __________         ________
Net assets                                                                                $1,583,109         $217,410
                                                                                          ==========         ========

__________

See "Notes to Statements of Net Assets" on page 19.

                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company
Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the
United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies
("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the
Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory
Termination Date of July 9, 2024.

(2) An irrevocable letter of credit for approximately $7,600,000, issued by The
Bank of New York Mellon (approximately $300,000 has been allocated to each of
The Dow(R) Target 5 Portfolio, 2nd Quarter 2023 Series ; The Dow(R) Target
Dividend Portfolio, 2nd Quarter 2023 Series ; S&P Dividend Aristocrats Target 25
Portfolio, 2nd Quarter 2023 Series; S&P Target SMid 60 Portfolio, 2nd Quarter
2023 Series; Target Diversified Dividend Portfolio, 2nd Quarter 2023 Series;
Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series and Target
Growth Portfolio, 2nd Quarter 2023 Series; approximately $500,000 has been allocated to each of the S&P Target 24 Portfolio, 2nd Quarter 2023 Series;
Target Triad Portfolio, 2nd Quarter 2023 Series and Value Line(R) Target 25
Portfolio, 2nd Quarter 2023 Series ; approximately $1,000,000 has been allocated to Target Focus Four Portfolio, 2nd Quarter 2023 Series; and approximately
$3,000,000 has been allocated to Target VIP Portfolio, 2nd Quarter 2023 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trusts. The estimated organization costs range from $.0200 to $.0580 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on July 20, 2023 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through
September 20, 2023. If Unit holders redeem Units before September 20, 2023, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a
Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge
(comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price
(equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedules of Investments

            The Dow(R) Target 5 Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                    Percentage
                                                                    of Aggregate   Number   Market       Cost of
Ticker Symbol and                                                   Offering       of       Value per    Securities to
Name of Issuer of Securities (1)                                    Price          Shares   Share        the Trust (2)
________________________________                                    ____________   ______   _________    _____________
COMMON STOCKS (100%):
Communication Services (20%):
VZ        Verizon Communications Inc.                                20%           880      $ 40.11      $ 35,297
Consumer Staples (20%):
WBA       Walgreens Boots Alliance, Inc.                             20%           977        36.12        35,289
Industrials (20%):
MMM       3M Company                                                 20%           345       102.29        35,290
Information Technology (20%):
CSCO      Cisco Systems, Inc.                                        20%           681        51.82        35,289
Materials (20%):
DOW       Dow Inc.                                                   20%           646        54.64        35,298
                                                                    ____                                 ________
               Total Investments                                    100%                                 $176,463
                                                                    ====                                 ========
___________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

         The Dow(R) Target Dividend Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                    Percentage
                                                                    of Aggregate   Number   Market       Cost of
Ticker Symbol and                                                   Offering       of       Value per    Securities to
Name of Issuer of Securities (1)                                    Price          Shares   Share        the Trust (2)
________________________________                                    ____________   ______   _________    _____________
COMMON STOCKS (100%):
Energy (15%):
CVX       Chevron Corporation                                         5%            43      $169.88      $  7,305
MPC       Marathon Petroleum Corporation                              5%            55       132.71         7,299
VLO       Valero Energy Corporation                                   5%            54       135.09         7,295
Financials (55%):
CFG       Citizens Financial Group, Inc.                              5%           255        28.62         7,298
CMA       Comerica Incorporated                                       5%           183        39.92         7,305
FNB       F.N.B. Corporation                                          5%           648        11.27         7,303
FITB      Fifth Third Bancorp                                         5%           283        25.77         7,293
HBAN      Huntington Bancshares Incorporated                          5%           661        11.04         7,297
NYCB      New York Community Bancorp, Inc.                            5%           833         8.76         7,297
PFG       Principal Financial Group, Inc.                             5%           100        73.07         7,307
TFC       Truist Financial Corporation                                5%           228        32.02         7,301
UBSI      United Bankshares, Inc.                                     5%           216        33.76         7,292
UNM       Unum Group                                                  5%           186        39.26         7,302
VLY       Valley National Bancorp                                     5%           878         8.31         7,296
Materials (10%):
IP        International Paper Company                                 5%           206        35.47         7,307
WRK       WestRock Company                                            5%           243        30.04         7,300
Utilities (20%):
AVA       Avista Corporation                                          5%           167        43.62         7,285
BKH       Black Hills Corporation                                     5%           112        65.10         7,291
EXC       Exelon Corporation                                          5%           170        42.93         7,298
PPL       PPL Corporation                                             5%           257        28.38         7,294
                                                                    ____                                 ________
               Total Investments                                    100%                                 $145,965
                                                                    ====                                 ========

______________________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

     S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                    Percentage
                                                                    of Aggregate   Number   Market       Cost of
Ticker Symbol and                                                   Offering       of       Value per    Securities to
Name of Issuer of Securities (1)(3)                                 Price          Shares   Share        the Trust (2)
___________________________________                                 ____________   ______   _________    _____________
COMMON STOCKS (100%):
Consumer Discretionary (8%):
GPC       Genuine Parts Company                                       4%            32      $162.16      $  5,189
LOW       Lowe's Companies, Inc.                                      4%            26       199.43         5,185
Consumer Staples (12%):
ADM       Archer-Daniels-Midland Company                              4%            65        79.41         5,162
HRL       Hormel Foods Corporation                                    4%           127        40.49         5,142
PG        The Procter & Gamble Company                                4%            34       151.26         5,143
Energy (8%):
CVX       Chevron Corporation                                         4%            30       169.88         5,096
XOM       Exxon Mobil Corporation                                     4%            44       116.99         5,148
Financials (16%):
AFL       Aflac Incorporated                                          4%            80        64.46         5,157
CB        Chubb Limited +                                             4%            26       195.99         5,096
BEN       Franklin Resources, Inc.                                    4%           193        26.61         5,136
TROW      T. Rowe Price Group, Inc.                                   4%            47       109.59         5,151
Health Care (12%):
ABT       Abbott Laboratories                                         4%            49       104.21         5,106
JNJ       Johnson & Johnson                                           4%            31       165.61         5,134
WST       West Pharmaceutical Services, Inc.                          4%            15       346.76         5,201
Industrials (28%):
MMM       3M Company                                                  4%            50       102.29         5,114
CHRW      C.H. Robinson Worldwide, Inc.                               4%            55        93.18         5,125
CAT       Caterpillar Inc.                                            4%            24       213.53         5,125
DOV       Dover Corporation                                           4%            36       142.89         5,144
EXPD      Expeditors International of Washington, Inc.                4%            49       105.63         5,176
NDSN      Nordson Corporation                                         4%            24       211.71         5,081
GWW       W.W. Grainger, Inc.                                         4%             8       646.25         5,170
Materials (12%):
APD       Air Products and Chemicals, Inc.                            4%            18       283.88         5,110
ALB       Albemarle Corporation                                       4%            26       196.71         5,114
NUE       Nucor Corporation                                           4%            36       143.47         5,165
Utilities (4%):
ATO       Atmos Energy Corporation                                    4%            45       114.84         5,168
                                                                    ____                                 ________
               Total Investments                                    100%                                 $128,538
                                                                    ====                                 ========

______________________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

                S&P Target 24 Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                    Percentage
                                                                    of Aggregate   Number   Market       Cost of
Ticker Symbol and                                                   Offering       of       Value per    Securities to
Name of Issuer of Securities (1)(3)                                 Price          Shares   Share        the Trust (2)
___________________________________                                 ____________   ______   _________    _____________
COMMON STOCKS (100.00%):
Communication Services (9.56%):
META      Meta Platforms Inc. (Class A) *                             7.29%         93      $  211.48    $ 19,668
NFLX      Netflix, Inc. *                                             2.03%         16         342.35       5,478
OMC       Omnicom Group Inc.                                          0.24%          7          93.65         655
Consumer Discretionary (11.33%):
AZO       AutoZone, Inc. *                                            4.62%          5       2,494.44      12,472
ORLY      O'Reilly Automotive, Inc. *                                 5.41%         17         858.35      14,592
PHM       PulteGroup, Inc.                                            1.30%         60          58.63       3,518
Consumer Staples (8.54%):
GIS       General Mills, Inc.                                         3.55%        110          87.06       9,577
LW        Lamb Weston Holdings, Inc.                                  1.08%         28         104.17       2,917
MNST      Monster Beverage Corporation *                              3.91%        200          52.80      10,560
Energy (4.95%):
APA       APA Corporation                                             0.70%         50          37.99       1,899
MRO       Marathon Oil Corporation                                    0.96%        101          25.70       2,596
MPC       Marathon Petroleum Corporation                              3.29%         67         132.71       8,891
Financials (14.34%):
AON       Aon Plc (Class A) +                                         2.02%         17         321.56       5,466
MA        Mastercard Incorporated                                    10.92%         81         363.79      29,467
MSCI      MSCI Inc.                                                   1.40%          7         538.37       3,769
Health Care (14.82%):
HCA       HCA Healthcare, Inc.                                        8.94%         89         271.31      24,146
MTD       Mettler-Toledo International Inc. +*                        3.97%          7       1,529.87      10,709
DGX       Quest Diagnostics Incorporated                              1.91%         36         143.31       5,159
Industrials (9.09%):
EXPD      Expeditors International of Washington, Inc.                2.35%         60         105.63       6,338
MAS       Masco Corporation                                           1.56%         89          47.38       4,217
ODFL      Old Dominion Freight Line, Inc.                             5.18%         43         324.97      13,974
Information Technology (27.37%):
KLAC      KLA Corporation                                            10.32%         73         381.61      27,857
LRCX      Lam Research Corporation                                   12.80%         70         493.48      34,544
VRSN      VeriSign, Inc. *                                            4.25%         54         212.44      11,472
                                                                    _______                              ________
               Total Investments                                    100.00%                              $269,941
                                                                    =======                              ========

______________________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                      Percentage
                                                                      of Aggregate    Number      Market       Cost of
Ticker Symbol and                                                     Offering        of          Value per    Securities to
Name of Issuer of Securities (1)(3)                                   Price           Shares      Share        the Trust (2)
___________________________________                                   ____________    ______      _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (17.80%):
CCS       Century Communities, Inc.                                     1.10%          24         $ 61.30      $  1,471
GT        The Goodyear Tire & Rubber Company *                          2.22%         289           10.30         2,977
KBH       KB Home                                                       2.23%          75           39.88         2,991
LAD       Lithia Motors, Inc.                                           2.23%          14          213.34         2,987
MHO       M/I Homes, Inc. *                                             1.10%          24           61.13         1,467
MTH       Meritage Homes Corporation                                    1.13%          13          116.44         1,514
TMHC      Taylor Morrison Home Corporation *                            2.22%          80           37.15         2,972
THO       Thor Industries, Inc.                                         2.23%          39           76.57         2,986
TOL       Toll Brothers, Inc.                                           2.23%          51           58.55         2,986
TPH       Tri Pointe Homes, Inc. *                                      1.11%          59           25.28         1,492
Consumer Staples (1.12%):
FDP       Fresh Del Monte Produce Inc. +                                1.12%          49           30.50         1,495
Energy (22.24%):
AR        Antero Resources Corporation *                                2.22%         124           24.00         2,976
CPE       Callon Petroleum Company *                                    1.11%          41           36.28         1,487
CHRD      Chord Energy Corporation                                      2.21%          21          140.82         2,957
CIVI      Civitas Resources, Inc.                                       1.12%          21           71.78         1,507
CNX       CNX Resources Corporation *                                   2.22%         182           16.34         2,974
BOOM      DMC Global Inc. *                                             1.11%          74           20.12         1,489
LPG       Dorian LPG Ltd. +                                             1.11%          74           20.02         1,481
DINO      HF Sinclair Corp.                                             2.23%          64           46.63         2,984
MUR       Murphy Oil Corporation                                        2.21%          76           39.00         2,964
OIS       Oil States International, Inc. *                              1.11%         180            8.28         1,490
PBF       PBF Energy Inc.                                               2.24%          71           42.20         2,996
SWN       Southwestern Energy Company *                                 2.22%         581            5.12         2,975
VTLE      Vital Energy Inc. *                                           1.13%          30           50.25         1,508
Financials (16.66%):
AMBC      Ambac Financial Group, Inc. *                                 1.11%          99           15.01         1,486
ESNT      Essent Group Ltd. +                                           2.21%          75           39.55         2,966
EZPW      EZCORP, Inc. *                                                1.11%         172            8.66         1,490
GNW       Genworth Financial, Inc. *                                    1.11%         288            5.16         1,486
MTG       MGIC Investment Corporation                                   2.22%         224           13.27         2,972
COOP      Mr. Cooper Group Inc. *                                       1.11%          36           41.43         1,491
NAVI      Navient Corporation                                           2.22%         187           15.88         2,970
RDN       Radian Group Inc.                                             1.11%          68           21.83         1,484
STWD      Starwood Property Trust, Inc. (4)                             2.23%         172           17.35         2,984
UNM       Unum Group                                                    2.23%          76           39.26         2,984

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                     Percentage
                                                                     of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                    Offering         of          Value per    Securities to
Name of Issuer of Securities (1)(3)                                  Price            Shares      Share        the Trust (2)
___________________________________                                  ____________     ______      _________    _____________
Health Care (2.22%):
AZTA     Azenta Inc. *                                                 2.22%           69         $ 43.10      $  2,974
Industrials (14.39%):
AMWD     American Woodmark Corporation *                               1.11%           30           49.40         1,482
CXW      CoreCivic, Inc. *                                             1.11%          163            9.11         1,485
KAR      KAR Auction Services, Inc. *                                  1.12%          117           12.77         1,494
KEX      Kirby Corporation *                                           2.20%           43           68.67         2,953
KNX      Knight-Swift Transportation Holdings Inc.                     2.21%           54           54.95         2,967
RRX      Regal Rexnord Corp                                            2.22%           23          129.16         2,971
REZI     Resideo Technologies, Inc. *                                  1.11%           86           17.34         1,491
R        Ryder System, Inc.                                            2.20%           35           84.37         2,953
SKYW     SkyWest, Inc. *                                               1.11%           67           22.15         1,484
Information Technology (6.68%):
ARW      Arrow Electronics, Inc. *                                     2.23%           25          119.70         2,993
AVT      Avnet, Inc.                                                   2.22%           68           43.79         2,978
PLAB     Photronics, Inc. *                                            1.11%           96           15.45         1,483
SCSC     ScanSource, Inc. *                                            1.12%           51           29.43         1,501
Materials (6.66%):
CLW      Clearwater Paper Corporation *                                1.11%           47           31.58         1,484
CLF      Cleveland-Cliffs Inc. *                                       2.22%          176           16.92         2,978
MERC     Mercer International Inc. +                                   1.11%          161            9.25         1,489
X        United States Steel Corporation                               2.22%          121           24.53         2,968
Real Estate (12.23%):
DRH      DiamondRock Hospitality Company (4)                           1.11%          185            8.03         1,486
EPR      EPR Properties (4)                                            2.23%           79           37.77         2,984
PK       Park Hotels & Resorts Inc. (4)                                2.22%          249           11.94         2,973
RMAX     RE/MAX Holdings, Inc. (Class A)                               1.11%           83           17.92         1,487
RPT      RPT Realty (4)                                                1.11%          160            9.30         1,488
SRC      Spirit Realty Capital, Inc. (4)                               2.23%           77           38.79         2,987
INN      Summit Hotel Properties, Inc. (4)                             1.11%          224            6.65         1,490
XHR      Xenia Hotels & Resorts, Inc. (4)                              1.11%          118           12.60         1,487
                                                                     _______                                   ________
            Total Investments                                        100.00%                                   $133,949
                                                                     =======                                   ========

______________________
See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

         Target Diversified Dividend Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                      Percentage
                                                                      of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                     Offering         of          Value per    Securities to
Name of Issuer of Securities (1)(3)                                   Price            Shares      Share        the Trust (2)
___________________________________                                   ____________     ______      _________    _____________
COMMON STOCKS (100.00%):
Communication Services (10.00%):
NXST        Nexstar Media Group, Inc.                                   2.50%           26         $172.75      $  4,491
SBGI        Sinclair Broadcast Group, Inc.                              2.50%          265           16.99         4,502
TDS         Telephone and Data Systems, Inc.                            2.50%          414           10.87         4,500
VZ          Verizon Communications Inc.                                 2.50%          112           40.11         4,492
Consumer Discretionary (9.98%):
ETD         Ethan Allen Interiors Inc.                                  2.50%          171           26.36         4,508
HVT         Haverty Furniture Companies, Inc.                           2.50%          142           31.63         4,491
MDC         M.D.C. Holdings, Inc.                                       2.49%          117           38.30         4,481
SMP         Standard Motor Products, Inc.                               2.49%          125           35.82         4,477
Consumer Staples (10.00%):
BG          Bunge Limited +                                             2.51%           49           92.24         4,520
SPTN        SpartanNash Company                                         2.49%          182           24.65         4,486
TSN         Tyson Foods, Inc. (Class A)                                 2.50%           75           59.96         4,497
UVV         Universal Corporation                                       2.50%           85           52.94         4,500
Energy (10.00%):
CTRA        Coterra Energy Inc.                                         2.50%          177           25.41         4,498
CPG         Crescent Point Energy Corp. +                               2.50%          596            7.55         4,500
KMI         Kinder Morgan, Inc.                                         2.50%          254           17.71         4,498
STR         Sitio Royalties Corp. (Class A)                             2.50%          185           24.36         4,507
Financials (9.99%):
ALLY        Ally Financial Inc.                                         2.50%          176           25.55         4,497
FFWM        First Foundation Inc.                                       2.50%          663            6.78         4,495
HMST        HomeStreet, Inc.                                            2.49%          255           17.60         4,488
HBNC        Horizon Bancorp, Inc.                                       2.50%          426           10.56         4,499
Health Care (10.02%):
CI          The Cigna Group                                             2.51%           17          265.88         4,520
CVS         CVS Health Corporation                                      2.51%           58           77.75         4,509
NHC         National HealthCare Corporation                             2.51%           78           57.94         4,519
PFE         Pfizer Inc.                                                 2.49%          108           41.55         4,487

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ____________    ______       _________    _____________
Industrials (10.01%):
ACCO        ACCO Brands Corporation                                      2.50%         903          $ 4.98       $  4,497
CMRE        Costamare Inc. +                                             2.50%         489            9.20          4,499
GNK         Genco Shipping & Trading Limited +                           2.50%         297           15.12          4,491
TRTN        Triton International Limited +                               2.51%          73           61.88          4,517
Information Technology (10.01%):
AVT         Avnet, Inc.                                                  2.51%         103           43.79          4,510
BHE         Benchmark Electronics, Inc.                                  2.50%         196           22.96          4,500
HPQ         HP Inc.                                                      2.50%         153           29.41          4,500
VSH         Vishay Intertechnology, Inc.                                 2.50%         209           21.52          4,498
Materials (9.99%):
HUN         Huntsman Corporation                                         2.49%         169           26.56          4,489
ICL         ICL Group Ltd. +                                             2.50%         684            6.57          4,494
KRO         Kronos Worldwide, Inc.                                       2.50%         505            8.91          4,500
TROX        Tronox Holdings Plc (Class A) +                              2.50%         326           13.80          4,499
Utilities (10.00%):
NWE         NorthWestern Corporation                                     2.50%          75           59.99          4,499
NRG         NRG Energy, Inc.                                             2.50%         131           34.41          4,508
PNW         Pinnacle West Capital Corporation                            2.51%          56           80.63          4,515
UGI         UGI Corporation                                              2.49%         129           34.75          4,483
                                                                       _______                                   ________
               Total Investments                                       100.00%                                   $179,961
                                                                       =======                                   ========

______________________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

              Target Focus Four Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                        Percentage
                                                                        of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                       Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price           Shares       Share        the Trust (2)
___________________________________                                     ____________    ______       _________    _____________
COMMON STOCKS (100.00%):
Communication Services (0.80%):
ORAN      Orange (ADR) +                                                  0.40%         149          $ 12.34      $  1,839
TEF       Telefonica, S.A. (ADR) +                                        0.40%         418             4.40         1,839
Consumer Discretionary (20.15%):
ABG       Asbury Automotive Group, Inc. *                                 0.59%          14           194.67         2,725
BKE       The Buckle, Inc.                                                0.30%          40            34.87         1,395
CCS       Century Communities, Inc.                                       0.33%          25            61.30         1,533
CROX      Crocs, Inc. *                                                   1.08%          40           123.58         4,943
FOXF      Fox Factory Holding Corp. *                                     0.70%          30           107.05         3,212
GT        The Goodyear Tire & Rubber Company *                            0.67%         298            10.30         3,069
HMC       Honda Motor Co., Ltd. (ADR) +                                   0.40%          69            26.58         1,834
IBP       Installed Building Products, Inc.                               0.42%          18           107.71         1,939
KBH       KB Home                                                         1.12%         129            39.88         5,145
LEN       Lennar Corporation                                              4.01%         177           104.03        18,413
LAD       Lithia Motors, Inc.                                             0.65%          14           213.34         2,987
MHO       M/I Homes, Inc. *                                               0.33%          25            61.13         1,528
MTH       Meritage Homes Corporation                                      0.91%          36           116.44         4,192
SKY       Skyline Champion Corporation *                                  0.55%          37            68.49         2,534
STLA      Stellantis N.V. +                                               0.40%         105            17.58         1,846
TMHC      Taylor Morrison Home Corporation *                              0.66%          82            37.15         3,046
THO       Thor Industries, Inc.                                           0.67%          40            76.57         3,063
TOL       Toll Brothers, Inc.                                             1.55%         122            58.55         7,144
TM        Toyota Motor Corporation +                                      0.40%          13           140.42         1,825
TPH       Tri Pointe Homes, Inc. *                                        0.69%         124            25.28         3,135
ULTA      Ulta Beauty, Inc. *                                             3.72%          32           534.12        17,092
Consumer Staples (2.18%):
BRBR      BellRing Brands, Inc. *                                         0.62%          81            34.93         2,829
ELF       e.l.f. Beauty, Inc. *                                           0.59%          34            80.38         2,733
FDP       Fresh Del Monte Produce Inc. +                                  0.33%          50            30.50         1,525
IPAR      Inter Parfums, Inc.                                             0.64%          21           138.91         2,917
Energy (14.00%):
AR        Antero Resources Corporation *                                  0.67%         128            24.00         3,072
CPE       Callon Petroleum Company *                                      0.33%          42            36.28         1,524
CVX       Chevron Corporation                                             1.52%          41           169.88         6,965
CHRD      Chord Energy Corporation                                        0.67%          22           140.82         3,098
CIVI      Civitas Resources, Inc.                                         0.33%          21            71.78         1,507
CNX       CNX Resources Corporation *                                     0.67%         188            16.34         3,072
BOOM      DMC Global Inc. *                                               0.33%          76            20.12         1,529
LPG       Dorian LPG Ltd. +                                               0.34%          77            20.02         1,542

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                        Percentage
                                                                        of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                       Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price           Shares       Share        the Trust (2)
___________________________________                                     ____________    ______       _________    _____________
Energy (cont'd.):
EC        Ecopetrol S.A. (ADR) +                                          0.40%         165          $ 11.14      $  1,838
E         Eni SpA (ADR) +                                                 0.40%          62            29.48         1,828
EQNR      Equinor ASA +                                                   0.40%          63            29.30         1,846
DINO      HF Sinclair Corp.                                               0.67%          66            46.63         3,078
MPC       Marathon Petroleum Corporation                                  1.50%          52           132.71         6,901
MUR       Murphy Oil Corporation                                          0.67%          79            39.00         3,081
OIS       Oil States International, Inc. *                                0.33%         185             8.28         1,532
PBF       PBF Energy Inc.                                                 0.67%          73            42.20         3,081
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +                    0.40%         169            10.87         1,837
SHEL      Shell Plc (ADR) +                                               0.40%          31            59.87         1,856
SWN       Southwestern Energy Company *                                   0.67%         599             5.12         3,067
SU        Suncor Energy Inc. +                                            0.40%          57            32.00         1,824
TTE       TotalEnergies SE (ADR) +                                        0.40%          29            62.72         1,819
VLO       Valero Energy Corporation                                       1.50%          51           135.09         6,890
VTLE      Vital Energy Inc. *                                             0.33%          30            50.25         1,507
Financials (25.88%):
AMBC      Ambac Financial Group, Inc. *                                   0.33%         102            15.01         1,531
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                   0.40%         261             7.04         1,837
BSBR      Banco Santander Brasil S.A. (ADR) +                             0.40%         353             5.21         1,839
SAN       Banco Santander S.A. (ADR) +                                    0.40%         496             3.71         1,840
BCS       Barclays Plc (ADR) +                                            0.40%         249             7.40         1,843
CFG       Citizens Financial Group, Inc.                                  1.50%         241            28.62         6,897
CMA       Comerica Incorporated                                           1.50%         173            39.92         6,906
DB        Deutsche Bank AG +                                              0.40%         180            10.20         1,836
ESNT      Essent Group Ltd. +                                             0.66%          77            39.55         3,045
EZPW      EZCORP, Inc. *                                                  0.33%         177             8.66         1,533
FNB       F.N.B. Corporation                                              1.50%         612            11.27         6,897
FITB      Fifth Third Bancorp                                             1.50%         268            25.77         6,906
GNW       Genworth Financial, Inc. *                                      0.33%         297             5.16         1,533
HSBC      HSBC Holdings Plc (ADR) +                                       0.40%          53            34.69         1,839
HBAN      Huntington Bancshares Incorporated                              1.50%         625            11.04         6,900
ING       ING Groep N.V. (ADR) +                                          0.40%         151            12.15         1,835
LYG       Lloyds Banking Group Plc (ADR) +                                0.40%         776             2.37         1,839
MFC       Manulife Financial Corporation +                                0.40%          99            18.56         1,837
MTG       MGIC Investment Corporation                                     0.67%         231            13.27         3,065
MFG       Mizuho Financial Group, Inc. (ADR) +                            0.40%         630             2.92         1,840
COOP      Mr. Cooper Group Inc. *                                         0.33%          37            41.43         1,533
NWG       Natwest Group Plc +                                             0.40%         277             6.63         1,837
NAVI      Navient Corporation                                             0.67%         193            15.88         3,065

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                        Percentage
                                                                        of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                       Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price           Shares       Share        the Trust (2)
___________________________________                                     ____________    ______       _________    _____________
Financials (cont'd.):
NYCB      New York Community Bancorp, Inc.                                1.50%         787          $  8.76      $  6,894
PFG       Principal Financial Group, Inc.                                 1.49%          94            73.07         6,869
RDN       Radian Group Inc.                                               0.33%          70            21.83         1,528
STWD      Starwood Property Trust, Inc. (4)                               0.67%         177            17.35         3,071
TFC       Truist Financial Corporation                                    1.50%         215            32.02         6,884
UBSI      United Bankshares, Inc.                                         1.50%         204            33.76         6,887
UNM       Unum Group                                                      2.17%         254            39.26         9,972
VLY       Valley National Bancorp                                         1.50%         830             8.31         6,897
Health Care (0.67%):
AZTA      Azenta Inc. *                                                   0.67%          71            43.10         3,060
Industrials (10.95%):
AAON      AAON, Inc.                                                      0.69%          34            92.80         3,155
AMWD      American Woodmark Corporation *                                 0.33%          31            49.40         1,531
BLDR      Builders FirstSource, Inc. *                                    1.65%          88            85.96         7,564
CXW       CoreCivic, Inc. *                                               0.33%         168             9.11         1,530
WIRE      Encore Wire Corporation                                         0.44%          12           166.52         1,998
KAR       KAR Auction Services, Inc. *                                    0.33%         120            12.77         1,532
KEX       Kirby Corporation *                                             0.67%          45            68.67         3,090
KNX       Knight-Swift Transportation Holdings Inc.                       0.67%          56            54.95         3,077
RRX       Regal Rexnord Corp                                              0.67%          24           129.16         3,100
REZI      Resideo Technologies, Inc. *                                    0.33%          88            17.34         1,526
R         Ryder System, Inc.                                              0.66%          36            84.37         3,037
SKYW      SkyWest, Inc. *                                                 0.33%          69            22.15         1,528
TEX       Terex Corporation                                               0.41%          44            42.88         1,887
URI       United Rentals, Inc.                                            3.44%          45           351.27        15,807
Information Technology (7.90%):
ARW       Arrow Electronics, Inc. *                                       0.68%          26           119.70         3,112
AVT       Avnet, Inc.                                                     0.67%          70            43.79         3,065
ACLS      Axcelis Technologies, Inc. *                                    0.58%          21           126.92         2,665
FICO      Fair Isaac Corporation *                                        2.36%          16           676.62        10,826
LSCC      Lattice Semiconductor Corporation *                             1.75%          88            91.12         8,019
NOK       Nokia Corporation (ADR) +                                       0.40%         375             4.90         1,838
PLAB      Photronics, Inc. *                                              0.33%          99            15.45         1,530
SCSC      ScanSource, Inc. *                                              0.33%          52            29.43         1,530
SMCI      Super Micro Computer, Inc. *                                    0.80%          34           108.03         3,673
Materials (7.81%):
MT        ArcelorMittal (ADR) +                                           0.40%          65            28.13         1,828
CLW       Clearwater Paper Corporation *                                  0.34%          49            31.58         1,547
CLF       Cleveland-Cliffs Inc. *                                         0.67%         181            16.92         3,063
IP        International Paper Company                                     1.50%         194            35.47         6,881
MERC      Mercer International Inc. +                                     0.33%         166             9.25         1,536

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                        Percentage
                                                                        of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                       Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price           Shares       Share        the Trust (2)
___________________________________                                     ____________    ______       _________    _____________
Materials (cont'd.):
STLD      Steel Dynamics, Inc.                                           2.40%          107          $103.22      $ 11,045
X         United States Steel Corporation                                0.67%          125            24.53         3,066
WRK       WestRock Company                                               1.50%          230            30.04         6,909
Real Estate (3.66%):
DRH       DiamondRock Hospitality Company (4)                            0.33%          191             8.03         1,534
EPR       EPR Properties (4)                                             0.67%           81            37.77         3,059
PK        Park Hotels & Resorts Inc. (4)                                 0.67%          257            11.94         3,069
RMAX      RE/MAX Holdings, Inc. (Class A)                                0.33%           85            17.92         1,523
RPT       RPT Realty (4)                                                 0.33%          165             9.30         1,535
SRC       Spirit Realty Capital, Inc. (4)                                0.67%           79            38.79         3,064
INN       Summit Hotel Properties, Inc. (4)                              0.33%          230             6.65         1,530
XHR       Xenia Hotels & Resorts, Inc. (4)                               0.33%          122            12.60         1,537
Utilities (6.00%):
AVA       Avista Corporation                                             1.50%          158            43.62         6,892
BKH       Black Hills Corporation                                        1.50%          106            65.10         6,901
EXC       Exelon Corporation                                             1.50%          161            42.93         6,912
PPL       PPL Corporation                                                1.50%          243            28.38         6,896
                                                                       _______                                    ________
             Total Investments                                         100.00%                                    $459,618
                                                                       =======                                    ========

______________________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

       Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                         Percentage
                                                                         of Aggregate  Number     Market       Cost of
Ticker Symbol and                                                        Offering      of         Value per    Securities to
Name of Issuer of Securities (1)(3)                                      Price         Shares     Share        the Trust (2)
___________________________________                                      ____________  ______     _________    _____________
COMMON STOCKS (100.00%):
Communication Services (8.00%):
ORAN        Orange (ADR) +                                                 2.00%       195        $  12.34     $  2,406
SBGI        Sinclair Broadcast Group, Inc.                                 2.00%       142           16.99        2,413
SKM         SK Telecom Co., Ltd. (ADR) +                                   2.00%       118           20.37        2,404
TEF         Telefonica, S.A. (ADR) +                                       2.00%       547            4.40        2,407
Consumer Discretionary (9.96%):
DDS         Dillard's, Inc. (Class A)                                      2.00%         8          301.90        2,415
FL          Foot Locker, Inc.                                              1.99%        59           40.72        2,402
LCII        LCI Industries                                                 1.97%        23          103.21        2,374
MDC         M.D.C. Holdings, Inc.                                          2.00%        63           38.30        2,413
STLA        Stellantis N.V. +                                              2.00%       137           17.58        2,408
Consumer Staples (2.02%):
CALM        Cal-Maine Foods, Inc.                                          2.02%        44           55.38        2,437
Energy (16.05%):
ARCH        Arch Resources Inc.                                            2.03%        18          135.96        2,447
CHRD        Chord Energy Corporation                                       1.99%        17          140.82        2,394
CIVI        Civitas Resources, Inc.                                        2.02%        34           71.78        2,440
CPG         Crescent Point Energy Corp. +                                  2.00%       319            7.55        2,408
E           Eni SpA (ADR) +                                                2.01%        82           29.48        2,417
NOG         Northern Oil and Gas, Inc.                                     2.00%        74           32.51        2,406
PBR         Petroleo Brasileiro S.A. - Petrobras (ADR) +                   2.00%       222           10.87        2,413
TRMD        TORM Plc (Class A) +                                           2.00%        82           29.45        2,415
Financials (11.00%):
ACT         Enact Holdings, Inc.                                           2.00%       106           22.79        2,416
FINV        FinVolution Group (ADR) +                                      2.00%       613            3.93        2,409
OMF         OneMain Holdings, Inc.                                         2.01%        67           36.11        2,419
RDN         Radian Group Inc.                                              1.99%       110           21.83        2,401
RITM        Rithm Capital Corp. (4)                                        1.00%       154            7.84        1,207
VCTR        Victory Capital Holdings, Inc. (Class A)                       2.00%        82           29.38        2,409
Health Care (3.99%):
GSK         GSK Plc (ADR) +                                                1.99%        64           37.45        2,397
VTRS        Viatris Inc.                                                   2.00%       246            9.80        2,411
Industrials (8.02%):
DAC         Danaos Corporation +                                           2.01%        44           55.00        2,420
GOGL        Golden Ocean Group Limited +                                   2.00%       269            8.95        2,408
SBLK        Star Bulk Carriers Corp. +                                     2.01%       117           20.68        2,420
ZIM         ZIM Integrated Shipping Services Limited +                     2.00%       137           17.62        2,414
Information Technology (2.00%):
ASX         ASE Technology Holding Co., Ltd. +                             2.00%       313            7.70        2,410

                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                         Percentage
                                                                         of Aggregate  Number     Market       Cost of
Ticker Symbol and                                                        Offering      of         Value per    Securities to
Name of Issuer of Securities (1)(3)                                      Price         Shares     Share        the Trust (2)
___________________________________                                      ____________  ______     _________    _____________
Materials (15.97%):
DOW         Dow Inc.                                                       2.00%        44         $ 54.64     $  2,404
GGB         Gerdau S.A. (ADR) +                                            2.00%       509            4.73        2,408
GEF/B       Greif, Inc. (Class B)                                          1.99%        32           75.00        2,400
IP          International Paper Company                                    2.00%        68           35.47        2,412
PKG         Packaging Corporation of America                               1.98%        17          140.39        2,387
SUZ         Suzano SA (ADR) +                                              2.00%       297            8.11        2,409
TX          Ternium S.A. (ADR) +                                           2.00%        62           38.93        2,414
VALE        Vale S.A. (ADR) +                                              2.00%       159           15.18        2,414
Real Estate (18.99%):
AIRC        Apartment Income REIT Corp. (4)                                0.99%        34           35.12        1,194
APLE        Apple Hospitality REIT, Inc. (4)                               1.00%        79           15.29        1,208
BRX         Brixmor Property Group Inc. (4)                                1.00%        58           20.84        1,209
EPR         EPR Properties (4)                                             1.00%        32           37.77        1,209
FRT         Federal Realty Investment Trust (4)                            0.97%        12           97.62        1,171
GLPI        Gaming and Leisure Properties, Inc. (4)                        1.02%        24           51.08        1,226
GTY         Getty Realty Corp. (4)                                         1.00%        35           34.49        1,207
IRM         Iron Mountain Incorporated (4)                                 0.98%        23           51.58        1,186
LAMR        Lamar Advertising Company (4)                                  0.97%        12           97.59        1,171
LTC         LTC Properties, Inc. (4)                                       1.01%        36           33.75        1,215
OHI         Omega Healthcare Investors, Inc. (4)                           1.00%        44           27.26        1,199
PCH         PotlatchDeltic Corporation (4)                                 1.01%        25           48.49        1,212
PSA         Public Storage (4)                                             1.02%         4          307.26        1,229
SVC         Service Properties Trust (4)                                   1.00%       126            9.57        1,206
SPG         Simon Property Group, Inc. (4)                                 1.00%        11          109.95        1,209
SITC        SITE Centers Corp. (4)                                         1.00%       101           11.92        1,204
SRC         Spirit Realty Capital, Inc. (4)                                1.00%        31           38.79        1,202
SKT         Tanger Factory Outlet Centers, Inc. (4)                        1.01%        63           19.22        1,211
WY          Weyerhaeuser Company (4)                                       1.01%        41           29.58        1,213
Utilities (4.00%):
CIG         Companhia Energetica de Minas Gerais-CEMIG (ADR) +             2.00%     1,062            2.27        2,411
NRG         NRG Energy, Inc.                                               2.00%        70           34.41        2,409
                                                                         _______                               ________
               Total Investments                                         100.00%                               $120,509
                                                                         =======                               ========
______________________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

                Target Growth Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                         Percentage
                                                                         of Aggregate  Number     Market       Cost of
Ticker Symbol and                                                        Offering      of         Value per    Securities to
Name of Issuer of Securities (1)(3)                                      Price         Shares     Share        the Trust (2)
___________________________________                                      ____________  ______     _________    _____________
COMMON STOCKS (100.00%):
Communication Services (3.33%):
WMG       Warner Music Group Corp. (Class A)                               3.33%       182        $   31.84    $  5,795
Consumer Discretionary (19.80%):
ABNB      Airbnb, Inc. (Class A) *                                         3.31%        50           115.34       5,767
BKNG      Booking Holdings Inc. *                                          3.01%         2         2,615.60       5,231
MELI      MercadoLibre, Inc. +*                                            3.59%         5         1,250.05       6,250
NVR       NVR, Inc. *                                                      3.18%         1         5,542.84       5,543
PHM       PulteGroup, Inc.                                                 3.33%        99            58.63       5,804
ULTA      Ulta Beauty, Inc. *                                              3.38%        11           534.12       5,875
Consumer Staples (3.35%):
LW        Lamb Weston Holdings, Inc.                                       3.35%        56           104.17       5,834
Energy (16.74%):
XOM       Exxon Mobil Corporation                                          3.36%        50           116.99       5,850
MPC       Marathon Petroleum Corporation                                   3.35%        44           132.71       5,839
PSX       Phillips 66                                                      3.36%        56           104.43       5,848
TRGP      Targa Resources Corp.                                            3.33%        77            75.28       5,797
VLO       Valero Energy Corporation                                        3.34%        43           135.09       5,809
Financials (6.62%):
MA        Mastercard Incorporated                                          3.34%        16           363.79       5,821
V         Visa Inc. (Class A)                                              3.28%        25           228.17       5,704
Health Care (3.52%):
MTD       Mettler-Toledo International Inc. +*                             3.52%         4         1,529.87       6,120
Industrials (20.05%):
BLDR      Builders FirstSource, Inc. *                                     3.36%        68            85.96       5,845
LECO      Lincoln Electric Holdings, Inc.                                  3.38%        37           158.86       5,878
ODFL      Old Dominion Freight Line, Inc.                                  3.36%        18           324.97       5,849
SAIA      Saia, Inc. *                                                     3.38%        23           256.06       5,889
URI       United Rentals, Inc.                                             3.23%        16           351.27       5,620
GWW       W.W. Grainger, Inc.                                              3.34%         9           646.25       5,816
Information Technology (19.90%):
ANET      Arista Networks, Inc. *                                          3.37%        36           162.86       5,863
AVGO      Broadcom Inc.                                                    3.25%         9           629.01       5,661
LSCC      Lattice Semiconductor Corporation *                              3.35%        64            91.12       5,832
MCHP      Microchip Technology Incorporated                                3.33%        73            79.52       5,805
MPWR      Monolithic Power Systems, Inc.                                   3.26%        12           473.32       5,680
ON        ON Semiconductor Corporation *                                   3.34%        76            76.54       5,817
Materials (6.69%):
CCK       Crown Holdings, Inc.                                             3.33%        73            79.41       5,797
RS        Reliance Steel & Aluminum Co.                                    3.36%        24           243.97       5,855
                                                                         _______                               ________
             Total Investments                                           100.00%                               $174,094
                                                                         =======                               ========
___________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

                Target Triad Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                         Percentage
                                                                         of Aggregate   Number   Market       Cost of
Ticker Symbol and                                                        Offering       of       Value per    Securities to
Name of Issuer of Securities (1)(3)                                      Price          Shares   Share        the Trust (2)
___________________________________                                      ____________   ______   _________    _____________
COMMON STOCKS (100.00%):
Communication Services (5.76%):
NXST      Nexstar Media Group, Inc.                                        0.72%         12      $  172.75    $  2,073
ORAN      Orange (ADR) +                                                   0.40%         93          12.34       1,148
SBGI      Sinclair Broadcast Group, Inc.                                   0.75%        126          16.99       2,141
TEF       Telefonica, S.A. (ADR) +                                         0.40%        260           4.40       1,144
TDS       Telephone and Data Systems, Inc.                                 0.75%        198          10.87       2,152
VZ        Verizon Communications Inc.                                      0.74%         53          40.11       2,126
WMG       Warner Music Group Corp. (Class A)                               2.00%        180          31.84       5,731
Consumer Discretionary (16.20%):
ABNB      Airbnb, Inc. (Class A) *                                         2.01%         50         115.34       5,767
BKNG      Booking Holdings Inc. *                                          1.83%          2       2,615.60       5,231
ETD       Ethan Allen Interiors Inc.                                       0.75%         81          26.36       2,135
HVT       Haverty Furniture Companies, Inc.                                0.75%         68          31.63       2,151
HMC       Honda Motor Co., Ltd. (ADR) +                                    0.40%         43          26.58       1,143
MDC       M.D.C. Holdings, Inc.                                            0.75%         56          38.30       2,145
MELI      MercadoLibre, Inc. +*                                            2.18%          5       1,250.05       6,250
NVR       NVR, Inc. *                                                      1.93%          1       5,542.84       5,543
PHM       PulteGroup, Inc.                                                 2.01%         98          58.63       5,746
SMP       Standard Motor Products, Inc.                                    0.75%         60          35.82       2,149
STLA      Stellantis N.V. +                                                0.40%         65          17.58       1,143
TM        Toyota Motor Corporation +                                       0.39%          8         140.42       1,123
ULTA      Ulta Beauty, Inc. *                                              2.05%         11         534.12       5,875
Consumer Staples (4.98%):
BG        Bunge Limited +                                                  0.74%         23          92.24       2,122
LW        Lamb Weston Holdings, Inc.                                       2.00%         55         104.17       5,729
SPTN      SpartanNash Company                                              0.75%         87          24.65       2,145
TSN       Tyson Foods, Inc. (Class A)                                      0.75%         36          59.96       2,159
UVV       Universal Corporation                                            0.74%         40          52.94       2,118
Energy (15.77%):
CTRA      Coterra Energy Inc.                                              0.75%         84          25.41       2,134
CPG       Crescent Point Energy Corp. +                                    0.75%        285           7.55       2,152
EC        Ecopetrol S.A. (ADR) +                                           0.40%        103          11.14       1,147
E         Eni SpA (ADR) +                                                  0.40%         39          29.48       1,150
EQNR      Equinor ASA +                                                    0.40%         39          29.30       1,143
XOM       Exxon Mobil Corporation                                          2.00%         49         116.99       5,733
KMI       Kinder Morgan, Inc.                                              0.75%        121          17.71       2,143
MPC       Marathon Petroleum Corporation                                   1.99%         43         132.71       5,707

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                         Percentage
                                                                         of Aggregate   Number   Market       Cost of
Ticker Symbol and                                                        Offering       of       Value per    Securities to
Name of Issuer of Securities (1)(3)                                      Price          Shares   Share        the Trust (2)
___________________________________                                      ____________   ______   _________    _____________
Energy (cont'd.):
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +                     0.40%        105      $   10.87    $  1,141
PSX       Phillips 66                                                      2.01%         55         104.43       5,744
SHEL      Shell Plc (ADR) +                                                0.40%         19          59.87       1,138
STR       Sitio Royalties Corp. (Class A)                                  0.75%         88          24.36       2,144
SU        Suncor Energy Inc. +                                             0.40%         36          32.00       1,152
TRGP      Targa Resources Corp.                                            2.00%         76          75.28       5,721
TTE       TotalEnergies SE (ADR) +                                         0.39%         18          62.72       1,129
VLO       Valero Energy Corporation                                        1.98%         42         135.09       5,674
Financials (11.42%):
ALLY      Ally Financial Inc.                                              0.75%         84          25.55       2,146
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                    0.40%        163           7.04       1,148
BSBR      Banco Santander Brasil S.A. (ADR) +                              0.40%        220           5.21       1,146
SAN       Banco Santander S.A. (ADR) +                                     0.40%        309           3.71       1,146
BCS       Barclays Plc (ADR) +                                             0.40%        155           7.40       1,147
DB        Deutsche Bank AG +                                               0.40%        112          10.20       1,142
FFWM      First Foundation Inc.                                            0.75%        317           6.78       2,149
HMST      HomeStreet, Inc.                                                 0.75%        122          17.60       2,147
HBNC      Horizon Bancorp, Inc.                                            0.75%        204          10.56       2,154
HSBC      HSBC Holdings Plc (ADR) +                                        0.40%         33          34.69       1,145
ING       ING Groep N.V. (ADR) +                                           0.40%         94          12.15       1,142
LYG       Lloyds Banking Group Plc (ADR) +                                 0.40%        483           2.37       1,145
MFC       Manulife Financial Corporation +                                 0.40%         62          18.56       1,151
MA        Mastercard Incorporated                                          2.03%         16         363.79       5,821
MFG       Mizuho Financial Group, Inc. (ADR) +                             0.40%        392           2.92       1,145
NWG       Natwest Group Plc +                                              0.40%        173           6.63       1,147
V         Visa Inc. (Class A)                                              1.99%         25         228.17       5,704
Health Care (5.14%):
CI        The Cigna Group                                                  0.74%          8         265.88       2,127
CVS       CVS Health Corporation                                           0.76%         28          77.75       2,177
MTD       Mettler-Toledo International Inc. +*                             2.14%          4       1,529.87       6,119
NHC       National HealthCare Corporation                                  0.75%         37          57.94       2,144
PFE       Pfizer Inc.                                                      0.75%         52          41.55       2,161
Industrials (15.02%):
ACCO      ACCO Brands Corporation                                          0.75%        431           4.98       2,146
BLDR      Builders FirstSource, Inc. *                                     2.01%         67          85.96       5,759
CMRE      Costamare Inc. +                                                 0.75%        234           9.20       2,153

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                         Percentage
                                                                         of Aggregate   Number   Market       Cost of
Ticker Symbol and                                                        Offering       of       Value per    Securities to
Name of Issuer of Securities (1)(3)                                      Price          Shares   Share        the Trust (2)
___________________________________                                      ____________   ______   _________    _____________
Industrials (cont'd.):
GNK      Genco Shipping & Trading Limited +                                0.75%        142      $   15.12    $  2,147
LECO     Lincoln Electric Holdings, Inc.                                   2.00%         36         158.86       5,719
ODFL     Old Dominion Freight Line, Inc.                                   2.04%         18         324.97       5,849
SAIA     Saia, Inc. *                                                      1.97%         22         256.06       5,633
TRTN     Triton International Limited +                                    0.76%         35          61.88       2,166
URI      United Rentals, Inc.                                              1.96%         16         351.27       5,620
GWW      W.W. Grainger, Inc.                                               2.03%          9         646.25       5,816
Information Technology (15.35%):
ANET     Arista Networks, Inc. *                                           1.99%         35         162.86       5,700
AVT      Avnet, Inc.                                                       0.75%         49          43.79       2,146
BHE      Benchmark Electronics, Inc.                                       0.75%         94          22.96       2,158
AVGO     Broadcom Inc.                                                     1.98%          9         629.01       5,661
HPQ      HP Inc.                                                           0.75%         73          29.41       2,147
LSCC     Lattice Semiconductor Corporation *                               2.00%         63          91.12       5,741
MCHP     Microchip Technology Incorporated                                 2.00%         72          79.52       5,725
MPWR     Monolithic Power Systems, Inc.                                    1.98%         12         473.32       5,680
NOK      Nokia Corporation (ADR) +                                         0.40%        234           4.90       1,147
ON       ON Semiconductor Corporation *                                    2.00%         75          76.54       5,740
VSH      Vishay Intertechnology, Inc.                                      0.75%        100          21.52       2,152
Materials (7.36%):
MT       ArcelorMittal (ADR) +                                             0.40%         41          28.13       1,153
CCK      Crown Holdings, Inc.                                              2.00%         72          79.41       5,718
HUN      Huntsman Corporation                                              0.75%         81          26.56       2,151
ICL      ICL Group Ltd. +                                                  0.75%        327           6.57       2,148
KRO      Kronos Worldwide, Inc.                                            0.75%        241           8.91       2,147
RS       Reliance Steel & Aluminum Co.                                     1.96%         23         243.97       5,611
TROX     Tronox Holdings Plc (Class A) +                                   0.75%        156          13.80       2,153
Utilities (3.00%):
NWE      NorthWestern Corporation                                          0.75%         36          59.99       2,160
NRG      NRG Energy, Inc.                                                  0.74%         62          34.41       2,133
PNW      Pinnacle West Capital Corporation                                 0.76%         27          80.63       2,177
UGI      UGI Corporation                                                   0.75%         62          34.75       2,154
                                                                         _______                              ________
            Total Investments                                            100.00%                              $286,504
                                                                         =======                              ========
______________________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

                 Target VIP Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (3.33%):
META            Meta Platforms Inc. (Class A) *                                   1.20%              92   $  211.48   $   19,456
NFLX            Netflix, Inc. *                                                   0.34%              16      342.35        5,478
OMC             Omnicom Group Inc.                                                0.04%               7       93.65          655
ORA FP          Orange #                                                          0.87%           1,152       12.29       14,163
VOD LN          Vodafone Group Plc #                                              0.88%          12,834        1.11       14,302
Consumer Discretionary (25.67%):
ATGE            Adtalem Global Education Inc. *                                   0.51%             218       38.09        8,304
ABG             Asbury Automotive Group, Inc. *                                   0.34%              28      194.67        5,451
AZO             AutoZone, Inc. *                                                  0.77%               5    2,494.44       12,472
BMW GY          Bayerische Motoren Werke (BMW) AG #                               0.83%             125      108.04       13,504
BJRI            BJ's Restaurants, Inc. *                                          0.20%             114       28.64        3,265
BKNG            Booking Holdings Inc. *                                           1.29%               8    2,615.60       20,925
BKE             The Buckle, Inc.                                                  0.70%             325       34.87       11,333
CAL             Caleres, Inc.                                                     0.23%             175       21.69        3,796
CHS             Chico's FAS, Inc. *                                               0.20%             616        5.22        3,215
CROX            Crocs, Inc. *                                                     0.60%              78      123.58        9,639
FOXF            Fox Factory Holding Corp. *                                       0.39%              59      107.05        6,316
GRBK            Green Brick Partners, Inc. *                                      0.47%             226       33.65        7,605
HIBB            Hibbett Inc.                                                      0.23%              61       59.76        3,645
HD              The Home Depot, Inc.                                              3.31%             186      288.67       53,693
IBP             Installed Building Products, Inc.                                 0.23%              35      107.71        3,770
KBH             KB Home                                                           0.25%             101       39.88        4,028
LZB             La-Z-Boy Incorporated                                             0.37%             212       28.17        5,972
LEN             Lennar Corporation                                                2.22%             346      104.03       35,994
MHO             M/I Homes, Inc. *                                                 0.51%             134       61.13        8,191
MBG GY          Mercedes-Benz Group AG #                                          0.83%             180       74.61       13,429
MTH             Meritage Homes Corporation                                        0.32%              45      116.44        5,240
MNRO            Monro, Inc.                                                       0.45%             156       46.95        7,324
ORLY            O'Reilly Automotive, Inc. *                                       1.59%              30      858.35       25,751
OXM             Oxford Industries, Inc.                                           0.49%              79      101.25        7,999
PATK            Patrick Industries, Inc.                                          0.44%             111       64.84        7,197
PDD             PDD Holdings Inc. (ADR) +*                                        1.19%             266       72.32       19,237
PHM             PulteGroup, Inc.                                                  0.22%              60       58.63        3,518
ROST            Ross Stores, Inc.                                                 0.48%              73      106.46        7,772
SKY             Skyline Champion Corporation *                                    0.30%              71       68.49        4,863
SAH             Sonic Automotive, Inc.                                            0.57%             180       50.82        9,148
STLAM IM        Stellantis N.V. #                                                 0.84%             772       17.57       13,563
LRN             Stride Inc. *                                                     0.48%             207       37.80        7,825
TOL             Toll Brothers, Inc.                                               0.50%             137       58.55        8,021
TPH             Tri Pointe Homes, Inc. *                                          0.19%             123       25.28        3,109
ULTA            Ulta Beauty, Inc. *                                               2.08%              63      534.12       33,650
WGO             Winnebago Industries, Inc.                                        0.51%             148       56.04        8,294
XPEL            XPEL, Inc. *                                                      0.54%             135       64.59        8,720

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Consumer Staples (3.69%):
BRBR            BellRing Brands, Inc. *                                           0.34%             158   $   34.93   $    5,519
BATS LN         British American Tobacco Plc #                                    0.86%             398       34.94       13,908
CHEF            The Chefs' Warehouse, Inc. *                                      0.40%             192       33.94        6,516
ELF             e.l.f. Beauty, Inc. *                                             0.33%              67       80.38        5,385
GIS             General Mills, Inc.                                               0.59%             110       87.06        9,577
IPAR            Inter Parfums, Inc.                                               0.35%              41      138.91        5,695
LW              Lamb Weston Holdings, Inc.                                        0.17%              27      104.17        2,813
MNST            Monster Beverage Corporation *                                    0.65%             199       52.80       10,507
Energy (3.22%):
APA             APA Corporation                                                   0.12%              50       37.99        1,899
DK              Delek US Holdings, Inc.                                           0.45%             307       23.80        7,307
ENI IM          Eni SpA #                                                         0.86%             951       14.65       13,929
EQNR NO         Equinor ASA #                                                     0.84%             469       29.13       13,663
MRO             Marathon Oil Corporation                                          0.16%             100       25.70        2,570
MPC             Marathon Petroleum Corporation                                    0.55%              67      132.71        8,892
WTI             W&T Offshore, Inc. *                                              0.24%             726        5.32        3,862
Financials (12.76%):
AON             Aon Plc (Class A) +                                               0.34%              17      321.56        5,466
G IM            Assicurazioni Generali SpA #                                      0.86%             694       20.07       13,930
AVTA            Avantax Inc. *                                                    0.38%             234       25.97        6,077
BBVA SM         Banco Bilbao Vizcaya Argentaria, S.A. #                           0.86%           1,985        7.04       13,981
BNP FP          BNP Paribas S.A. #                                                0.85%             225       60.87       13,696
ACA FP          Credit Agricole S.A. #                                            0.85%           1,209       11.42       13,801
DFIN            Donnelley Financial Solutions, Inc. *                             0.35%             140       40.72        5,701
ENVA            Enova International, Inc. *                                       0.41%             153       43.25        6,617
IMXI            International Money Express, Inc. *                               0.28%             181       24.58        4,449
ISP IM          Intesa Sanpaolo SpA #                                             0.85%           5,446        2.52       13,710
MA              Mastercard Incorporated                                           1.80%              80      363.79       29,103
MSCI            MSCI Inc.                                                         0.23%               7      538.37        3,769
NMIH            NMI Holdings, Inc. (Class A) *                                    0.54%             407       21.62        8,799
NDA SS          Nordea Bank Abp #                                                 0.84%           1,297       10.53       13,656
TRV             The Travelers Companies, Inc.                                     3.32%             316      170.31       53,818
Health Care (8.14%):
ADUS            Addus HomeCare Corporation *                                      0.49%              74      108.19        8,006
AMGN            Amgen Inc.                                                        3.32%             212      253.37       53,714
AMPH            Amphastar Pharmaceuticals, Inc. *                                 0.56%             231       38.94        8,995
HCA             HCA Healthcare, Inc.                                              1.49%              89      271.31       24,147
IDXX            IDEXX Laboratories, Inc. *                                        0.53%              18      476.69        8,580
MTD             Mettler-Toledo International Inc. +*                              0.66%               7    1,529.87       10,709
MRNA            Moderna, Inc. *                                                   0.77%              81      154.61       12,523
DGX             Quest Diagnostics Incorporated                                    0.32%              36      143.31        5,159
Industrials (17.82%):
MMM             3M Company                                                        3.32%             526      102.29       53,805
AAON            AAON, Inc.                                                        0.38%              66       92.80        6,125
BLDR            Builders FirstSource, Inc. *                                      0.91%             172       85.96       14,785
CAT             Caterpillar Inc.                                                  3.32%             252      213.53       53,810

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 2nd Quarter 2023 Series
                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Industrials (cont'd.):
CPRT            Copart, Inc. *                                                    0.46%             100    $  74.68   $    7,468
WIRE            Encore Wire Corporation                                           0.24%              23      166.52        3,830
ERII            Energy Recovery, Inc. *                                           0.39%             271       23.42        6,347
EPAC            Enerpac Tool Group Corp.                                          0.43%             286       24.36        6,967
EXPD            Expeditors International of Washington, Inc.                      0.39%              60      105.63        6,338
ROCK            Gibraltar Industries, Inc. *                                      0.43%             150       46.41        6,961
HLAG GY         Hapag-Lloyd AG #                                                  0.85%              43      319.67       13,746
HDSN            Hudson Technologies, Inc. *                                       0.11%             223        7.94        1,771
MRTN            Marten Transport, Ltd.                                            0.49%             396       20.01        7,924
MAS             Masco Corporation                                                 0.26%              89       47.38        4,217
ODFL            Old Dominion Freight Line, Inc.                                   1.32%              66      324.97       21,448
PCAR            PACCAR Inc                                                        0.47%             112       68.48        7,670
PGTI            PGT Innovations, Inc. *                                           0.45%             296       24.38        7,216
PRIM            Primoris Services Corporation                                     0.40%             258       25.23        6,509
TEX             Terex Corporation                                                 0.23%              85       42.88        3,645
URI             United Rentals, Inc.                                              1.89%              87      351.27       30,560
VOLVB SS        Volvo AB (Class B) #                                              0.75%             663       18.27       12,115
WNC             Wabash National Corporation                                       0.33%             238       22.48        5,350
Information Technology (20.05%):
ATEN            A10 Networks, Inc.                                                0.33%             360       14.64        5,270
AMAT            Applied Materials, Inc.                                           1.30%             180      117.32       21,118
ASML            ASML Holding N.V. (New York Registry Shares) +                    3.44%              84      663.90       55,768
ACLS            Axcelis Technologies, Inc. *                                      0.32%              41      126.92        5,204
AVGO            Broadcom Inc.                                                     3.38%              87      629.01       54,724
COHU            Cohu, Inc. *                                                      0.51%             232       35.64        8,268
DGII            Digi International Inc. *                                         0.35%             173       32.75        5,666
FICO            Fair Isaac Corporation *                                          1.30%              31      676.62       20,975
HLIT            Harmonic Inc. *                                                   0.48%             536       14.61        7,831
KLAC            KLA Corporation                                                   2.43%             103      381.61       39,305
LRCX            Lam Research Corporation                                          3.01%              99      493.48       48,855
LSCC            Lattice Semiconductor Corporation *                               0.97%             172       91.12       15,673
MCHP            Microchip Technology Incorporated                                 0.57%             117       79.52        9,304
OSIS            OSI Systems, Inc. *                                               0.51%              82      101.27        8,304
SMCI            Super Micro Computer, Inc. *                                      0.44%              66      108.03        7,130
VRSN            VeriSign, Inc. *                                                  0.71%              54      212.44       11,472
Materials (3.59%):
BAS GY          BASF SE #                                                         0.84%             258       52.73       13,603
RIO LN          Rio Tinto Plc #                                                   0.86%             211       65.82       13,887
STLD            Steel Dynamics, Inc.                                              1.33%             209      103.22       21,573
HCC             Warrior Met Coal, Inc.                                            0.56%             253       35.85        9,070
Utilities (1.73%):
ENEL IM         Enel SpA #                                                        0.87%           2,270        6.17       14,013
ENGI FP         Engie S.A. #                                                      0.86%             859       16.27       13,979
                                                                                _______                               __________
                   Total Investments                                            100.00%                               $1,619,879
                                                                                =======                               ==========
___________

See "Notes to Schedules of Investments" on page 42.

                            Schedule of Investments

           Value Line(R) Target 25 Portfolio, 2nd Quarter 2023 Series

                                    FT 10650

    At the Opening of Business on the Initial Date of Deposit-April 6, 2023

                                                                          Percentage
                                                                          of Aggregate     Number    Market         Cost of
Ticker Symbol and                                                         Offering         of        Value per      Securities to
Name of Issuer of Securities (1)                                          Price            Shares    Share          the Trust (2)
___________________________________                                       ____________     ______    _________      _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (45.57%):
ABG         Asbury Automotive Group, Inc. *                                 2.01%           23       $ 194.67       $  4,477
BKE         The Buckle, Inc.                                                1.00%           64          34.87          2,232
CROX        Crocs, Inc. *                                                   3.55%           64         123.58          7,909
FOXF        Fox Factory Holding Corp. *                                     2.36%           49         107.05          5,245
IBP         Installed Building Products, Inc.                               1.40%           29         107.71          3,124
KBH         KB Home                                                         1.50%           84          39.88          3,350
LEN         Lennar Corporation                                             13.41%          287         104.03         29,857
MTH         Meritage Homes Corporation                                      1.93%           37         116.44          4,308
SKY         Skyline Champion Corporation *                                  1.81%           59          68.49          4,041
TOL         Toll Brothers, Inc.                                             2.97%          113          58.55          6,616
TPH         Tri Pointe Homes, Inc. *                                        1.16%          102          25.28          2,579
ULTA        Ulta Beauty, Inc. *                                            12.47%           52         534.12         27,774
Consumer Staples (6.17%):
BRBR        BellRing Brands, Inc. *                                         2.06%          131          34.93          4,576
ELF         e.l.f. Beauty, Inc. *                                           1.99%           55          80.38          4,421
IPAR        Inter Parfums, Inc.                                             2.12%           34         138.91          4,723
Industrials (21.92%):
AAON        AAON, Inc.                                                      2.29%           55          92.80          5,104
BLDR        Builders FirstSource, Inc. *                                    5.48%          142          85.96         12,206
WIRE        Encore Wire Corporation                                         1.42%           19         166.52          3,164
TEX         Terex Corporation                                               1.37%           71          42.88          3,045
URI         United Rentals, Inc.                                           11.36%           72         351.27         25,291
Information Technology (18.32%):
ACLS        Axcelis Technologies, Inc. *                                    1.94%           34         126.92          4,315
FICO        Fair Isaac Corporation *                                        7.90%           26         676.62         17,592
LSCC        Lattice Semiconductor Corporation *                             5.81%          142          91.12         12,939
SMCI        Super Micro Computer, Inc. *                                    2.67%           55         108.03          5,942
Materials (8.02%):
STLD        Steel Dynamics, Inc.                                            8.02%          173         103.22         17,857
                                                                          _______                                   ________
                 Total Investments                                        100.00%                                   $222,687
                                                                          =======                                   ========

___________

See "Notes to Schedules of Investments" on page 42.

                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
April 5, 2023 and April 6, 2023. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation
Time) at the Evaluation Time on the business day prior to the Initial Date of
Deposit. The Sponsor at its discretion, may make adjustments to the prices of
Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification
820, "Fair Value Measurement," each Trust's investments are classified as
Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

             Cost of Securities   Profit
                                                                               to Sponsor        (Loss)
                                                                            _________________    ______

The Dow(R) Target 5 Portfolio, 2nd Quarter 2023 Series                      $   175,281         $ 1,182
The Dow(R) Target Dividend Portfolio, 2nd Quarter 2023 Series                   146,496            (531)
S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2023 Series           128,403             135
S&P Target 24 Portfolio, 2nd Quarter 2023 Series                                268,172           1,769
S&P Target SMid 60 Portfolio, 2nd Quarter 2023 Series                           134,193            (244)
Target Diversified Dividend Portfolio, 2nd Quarter 2023 Series                  180,408            (447)
Target Focus Four Portfolio, 2nd Quarter 2023 Series                            459,801            (183)
Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series               120,847            (338)
Target Growth Portfolio, 2nd Quarter 2023 Series                                173,086           1,008
Target Triad Portfolio, 2nd Quarter 2023 Series                                 285,852             652
Target VIP Portfolio, 2nd Quarter 2023 Series                                 1,618,076           1,803
Value Line(R) Target 25 Portfolio, 2nd Quarter 2023 Series                      221,423           1,264

(3) Common stocks of companies headquartered or incorporated outside the
United States comprise the approximate percentage of the investments of the
Trusts as indicated:

S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2023 Series, 4.00%
(consisting of Switzerland, 4.00%).

S&P Target 24 Portfolio, 2nd Quarter 2023 Series, 5.99%
(consisting of Ireland, 2.02% and Switzerland, 3.97%).

S&P Target SMid 60 Portfolio, 2nd Quarter 2023 Series, 5.55%
(consisting of Bermuda, 2.21%; Canada, 1.11%; Cayman Islands, 1.12% and
Marshall Islands, 1.11%).

Target Diversified Dividend Portfolio, 2nd Quarter 2023 Series, 17.52%
(consisting of Bermuda, 5.02%; Canada, 2.50%; Israel, 2.50%; Marshall Islands,
2.50%; Monaco, 2.50% and United Kingdom, 2.50%).

Target Focus Four Portfolio, 2nd Quarter 2023 Series, 11.66%
(consisting of Bermuda, 0.66%; Brazil, 0.80%; Canada, 1.13%; Cayman Islands,
0.33%; Colombia, 0.40%; Finland, 0.40%; France, 0.80%; Germany, 0.40%; Italy,
0.40%; Japan, 1.20%; Luxembourg, 0.40%; Marshall Islands, 0.34%; The
Netherlands, 0.80%; Norway, 0.40%; Spain, 1.20% and United Kingdom, 2.00%).

Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series, 40.02%
(consisting of Brazil, 10.00%; Canada, 2.00%; China, 2.00%; France, 2.00%;
Greece, 4.02%; Israel, 2.00%; Italy, 2.01%; Luxembourg, 2.00%; The
Netherlands, 2.00%; Norway, 2.00%; South Korea, 2.00%; Spain, 2.00%; Taiwan,
2.00% and United Kingdom, 3.99%).

Target Growth Portfolio, 2nd Quarter 2023 Series, 7.11%
(consisting of Switzerland, 3.52% and Uruguay, 3.59%).

Target Triad Portfolio, 2nd Quarter 2023 Series, 19.55%
(consisting of Bermuda, 1.50%; Brazil, 0.80%; Canada, 1.55%; Colombia, 0.40%;
Finland, 0.40%; France, 0.79%; Germany, 0.40%; Israel, 0.75%; Italy, 0.40%;
Japan, 1.19%; Luxembourg, 0.40%; Marshall Islands, 0.75%; Monaco, 0.75%; The
Netherlands, 0.80%; Norway, 0.40%; Spain, 1.20%; Switzerland, 2.14%; United
Kingdom, 2.75% and Uruguay, 2.18%).

Target VIP Portfolio, 2nd Quarter 2023 Series, 22.58%
(consisting of China, 1.19%; Finland, 0.84%; France, 3.43%; Germany, 3.35%;
Ireland, 0.34%; Italy, 3.44%; The Netherlands, 4.28%; Norway, 0.84%; Spain,
0.86%; Sweden, 0.75%; Switzerland, 0.66% and United Kingdom, 2.60%).

(4) This Security represents the common stock of a Real Estate Investment
Trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Target SMid 60 Portfolio, 2nd Quarter 2023 Series, 13.35%
Target Focus Four Portfolio, 2nd Quarter 2023 Series, 4.00%
Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series, 19.99%

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR or New York Registry
Share on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades on a foreign securities exchange.

* This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 10650, consists of
12 separate portfolios set forth below:

- Dow(R) Target 5 2Q '23 - Term 7/9/24
(The Dow(R) Target 5 Portfolio, 2nd Quarter 2023 Series)

- Dow(R) Target Dvd. 2Q '23 - Term 7/9/24
(The Dow(R) Target Dividend Portfolio, 2nd Quarter 2023 Series)

- S&P Dvd. Aristocrats Target 25 2Q '23 - Term 7/9/24
(S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2023 Series)

- S&P Target 24 2Q '23 - Term 7/9/24
(S&P Target 24 Portfolio, 2nd Quarter 2023 Series)

- S&P Target SMid 60 2Q '23 - Term 7/9/24
(S&P Target SMid 60 Portfolio, 2nd Quarter 2023 Series)

- Target Divsd. Dvd. 2Q '23 - Term 7/9/24
(Target Diversified Dividend Portfolio, 2nd Quarter 2023 Series)

- Target Focus 4 2Q '23 - Term 7/9/24
(Target Focus Four Portfolio, 2nd Quarter 2023 Series)

- Target Global Dvd. Leaders 2Q '23 - Term 7/9/24
(Target Global Dividend Leaders Portfolio, 2nd Quarter 2023 Series)

- Target Growth 2Q '23 - Term 7/9/24
(Target Growth Portfolio, 2nd Quarter 2023 Series)

- Target Triad 2Q '23 - Term 7/9/24
(Target Triad Portfolio, 2nd Quarter 2023 Series)

- Target VIP 2Q '23 - Term 7/9/24
(Target VIP Portfolio, 2nd Quarter 2023 Series)

- Value Line(R) Target 25 2Q '23 - Term 7/9/24
(Value Line(R) Target 25 Portfolio, 2nd Quarter 2023 Series)

Each Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor,
governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF
THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT
800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments" for each
Trust), adjusted to reflect the sale, redemption or liquidation of any of the
Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy
Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by
First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders. However,
Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the
Securities, the Trustee will vote the Securities and, except as described in
"Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                         Portfolios

Objective.

Each Trust seeks above-average total return. To achieve this objective, each
Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted. Under normal circumstances, the Dow(R)
Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio,
Target Diversified Dividend Portfolio and Target Global Dividend Leaders
Portfolio will invest at least 80% of their assets in dividend-paying securities and the S&P Target SMid 60 Portfolio will invest at least 80% of its assets in small and/or mid capitalization companies. Under normal circumstances, the Target Global Dividend Leaders Portfolio will invest at least 40% of its assets in non-U.S. securities.

The Dow(R) Target Dividend Portfolio and the Target Focus 4 Portfolio are
concentrated (i.e., invests more than 25% of Trust assets) in stocks of companies within the financials sector. The S&P Dividend Aristocrats Target 25
Portfolio is concentrated in stocks of companies within the industrials sector. The S&P Target 24 Portfolio is concentrated in stocks of companies within the information technology sector. The Target VIP Portfolio and the
Value Line(R) Target 25 Portfolio are concentrated in stocks of companies within the consumer discretionary sector.

Portfolio Selection Process.

               The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields.
The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The
Dow(R) Target 5 Strategy.

            The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price to book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend
Index(sm) as of two business days prior to the date of this prospectus (best
[1] to worst [100]) by the following equally-weighted factors:

      - Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

      - Price to book. A lower, but positive, price to book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend

Strategy. In the event of a tie, the stock with the better price to book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit,
Dow Jones has announced will be removed from the Dow Jones U.S. Select
Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

        S&P Dividend Aristocrats Target 25 Portfolio

The S&P Dividend Aristocrats Target 25 Strategy invests in companies from the
S&P 500(R) Dividend Aristocrats(R) Index. The index consists of companies from the S&P 500(R) Index that have increased dividends every year for the last 25 consecutive years. The S&P Dividend Aristocrats Target 25 Strategy stocks are determined as follows:

Step 1: We begin with all stocks contained in the S&P 500(R) Dividend
Aristocrats(R) Index as of two business days prior to the date of this prospectus. Regulated investment companies, limited partnerships and business development companies are not eligible for selection.

Step 2: We rank each stock on three equally-weighted factors:

      - Debt to equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.

      - Price to cash flow. Measures the cost of a company's stock for every dollar of cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.

      - Return on assets. Compares a company's net income to its total assets.
      The ratio shows how efficiently a company generates net income from its assets.

Step 3: We rank each of the companies by their combined factor scores.

Step 4: We select an approximately equally-weighted portfolio of the best scoring 25 stocks with a maximum of seven stocks from any one of the major
Global Industry Classification Standard ("GICS(R)") market sectors. If more than seven stocks from any one of the major GICS(R) sectors are selected, these stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better return-on-assets ratio is selected.

                   S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the
S&P 500(R) Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500(R) Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

      - Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

      - Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

      - Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24
Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected. However, no individual stock will comprise 25% or more of the S&P Target 24 Portfolio as of the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and market sentiment. The S&P Target SMid 60
Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap
400(R) Index ("S&P MidCap 400(R)") and the Standard & Poor's SmallCap 600(R)
Index ("S&P SmallCap 600(R)") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400(R) and 150 stocks from the S&P SmallCap 600(R) with the lowest, but positive, price to book ratio.

Step 3: We rank each stock on three equally-weighted factors:

      - Price to cash flow;

      - 12-month change in return on assets; and

      - 3-month price appreciation.

Step 4: We eliminate any regulated investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with an average daily trading volume of less than
$250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400(R) are given approximately twice the weight of the stocks selected from the S&P SmallCap 600(R), taking into consideration that only whole shares will be purchased.

            Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $250 million;

      - Minimum three-month average daily trading volume of $1.5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

      - Indicated dividend yield - 50%;

      - Price to book - 25%; and

      - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P GICS(R) market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to book ratio is selected.

                 Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies.

The composition of the Target Focus Four Portfolio on the Initial Date of
Deposit is as follows:

      - Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

      - Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

      - Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

      - Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the S&P
Target SMid 60 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target
Dividend Portfolio" and "S&P Target SMid 60 Portfolio," respectively. The
Securities which comprise the Value Line(R) Target 25 Strategy and the NYSE(R)
International Target 25 Strategy were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that
Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 90% of the trading volume on all U.S.
stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value
Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The
Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for
Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-
month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value
Line(R) Target 25 Strategy. Stocks of financial companies, as defined by
S&P's GICS(R), the stocks of companies whose shares are not listed on a U.S.
securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R)
Target 25 Strategy portion of the portfolio on the date of this prospectus.
The Securities will be adjusted on a proportionate basis to accommodate this constraint.

NYSE(R) International Target 25 Strategy.

The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target
25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100
Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

      - Price to book; and

      - Price to cash flow.

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price to book ratio is selected.

          Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

      - Domestic equity - all U.S. stocks.

      - International equity - all foreign stocks that are listed on a U.S.
      securities exchange either directly or in the form of American Depositary
      Receipts/ADRs.

      - REITs - all U.S. REITs (including Mortgage REITs).

Step 2: Regulated investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

      - Market capitalization greater than $1 billion.

      - Three-month average daily trading volume greater than $1 million.

      - Current indicated dividend yield greater than twice that of the S&P
      500(R) Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-
weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major GICS(R) market sectors.
The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

      - 40% domestic equity.

      - 40% international equity.

      - 20% REITs.

                   Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The
Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $6 billion;

      - Minimum three month average daily trading volume of $5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

      - Change in return on assets; and

      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS(R) market sectors. The
Financials and Real Estate sectors are combined for the sector limit purpose.
In the event of a tie, the stock with the higher sustainable growth rate is selected.

                   Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies.

The composition of the Target Triad Portfolio on the Initial Date of Deposit
is as follows:

      - Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

      - Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

      - Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy
portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target
Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.

                    Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies.

The composition of the Target VIP Strategy on the Initial Date of Deposit is
as follows:

      - Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

      - Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

      - Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

      - Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

      - Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

      - Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the S&P Target 24 Strategy and the Value Line(R)
Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "S&P Target 24
Portfolio" and "Target Focus Four Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy,
the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for
The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields.
By selecting stocks with the highest dividend yields, the European Target 20
Strategy seeks to uncover stocks that may be out of favor or undervalued. The
European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece,
Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland
and the United Kingdom by their current indicated dividend yield as of three business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100
Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15
Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of
Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. companies which trade on the NYSE,
NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R)
(excluding limited partnerships, American Depositary Receipts/ADRs, business development companies and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between
$150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings
(based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy. If, as a result of the constraint in Step 5, fewer than 40 stocks are eligible for selection, additional stocks with the smallest appreciation above 75% in the last 12 months will be included to reach 40 stocks.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption
"Target Focus Four Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit.
This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in a Trust's portfolio.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

Additional Portfolio Contents.

In addition to the investments described above, certain of the Trusts invest in: New York Registry Shares, foreign-listed securities and companies headquartered or incorporated in emerging and/or developing markets.

As with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm),
S&P 500(R) Index, S&P 500(R) Dividend Aristocrats Index, S&P MidCap 400(R)
Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC or its affiliates ("SPDJI"), and have been licensed for use by First Trust
Portfolios L.P. Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend
Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The
Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select
Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow
Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Portfolios L.P. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend
Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24
Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the
Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI,
Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products nor do they have any liability for any errors, omissions, or interruptions of the Dow
Jones Industrial Average and the S&P 500(R) Index. Please see the Information
Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are
trademarks or registered trademarks of Value Line, Inc. and/or its affiliates

("Value Line") that have been licensed to First Trust Portfolios L.P. and/or
First Trust Advisors L.P. The Target Focus Four Portfolio, Target VIP
Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, endorsed, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust. First Trust
Portfolios L.P. and/or First Trust Advisors L.P. are not affiliated with any
Value Line company.

"NYSE(R)" is a service/trade mark of ICE Data Indices, LLC or its affiliates and has been licensed, along with the NYSE(R) International 100 Index
("Index") for use by First Trust Portfolios L.P. in connection with the Target
Focus Four Portfolio and the Target Triad Portfolio (the "Products"). Neither
First Trust Portfolios L.P. nor the Products, as applicable, is sponsored, endorsed, sold or promoted by ICE Data Indices, LLC, its affiliates or its
Third Party Suppliers ("ICE Data and its Suppliers"). ICE Data and its
Suppliers make no representations or warranties regarding the advisability of investing in securities generally, in the Products particularly, or the ability of the Index to track general market performance. Past performance of an Index is not an indicator of or a guarantee of future results. ICE DATA AND
ITS SUPPLIERS DISCLAIM ANY AND ALL WARRANTIES AND REPRESENTATIONS, EXPRESS
AND/OR IMPLIED, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A
PARTICULAR PURPOSE OR USE, INCLUDING THE INDICES, INDEX DATA AND ANY
INFORMATION INCLUDED IN, RELATED TO, OR DERIVED THEREFROM ("INDEX DATA"). ICE
DATA AND ITS SUPPLIERS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY WITH
RESPECT TO THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDICES
AND THE INDEX DATA, WHICH ARE PROVIDED ON AN "AS IS" BASIS AND YOUR USE IS AT
YOUR OWN RISK.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm),
The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500(R) Index, S&P
1000(R) Index, S&P MidCap 400(R) Index, S&P SmallCap 600(R) Index and the
NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the
Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                        Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's
Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors'
perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money.
Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Three of the Securities in the S&P Target 24 Portfolio and three of the
Securities in the Value Line(R) Target 25 Portfolio represent approximately
34.04% and 37.24%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.

Market Risk. Market risk is the risk that a particular security, or Units of the Trusts in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, which includes the 2022 mid-term elections in the United
States, which resulted in a divided government, changes in interest rates and perceived trends in securities prices. Units of the Trusts could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on a Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of a Trust's Units and result in increased market volatility.

In February 2022, Russia commenced a military attack on Ukraine. In response, various countries, including the United States, issued broad-ranging sanctions on Russia and certain Russian companies and individuals. The hostilities between the two countries may escalate and any existing or future sanctions could have a severe adverse effect on Russia's economy, currency, companies and region as well as negatively impact other regional and global economic markets of the world, companies in such countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas, and may have a negative effect on a Trust's investments and performance beyond any direct exposure to Russian issuers or those of adjoining geographic regions. Russia may also take retaliatory actions or countermeasures, such as cyberattacks and espionage, which may negatively impact the countries and companies in which a Trust may invest. The extent and duration of the military action or future escalation of such hostilities; the extent and impact of existing and any future sanctions, market disruptions and volatility; and the result of any diplomatic negotiations cannot be predicted.
These and any related events could have a significant negative impact on certain of a Trust's investments as well as a Trust's performance, and the value or liquidity of certain Securities held by a Trust may decline significantly.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The COVID-19 global pandemic and the ensuing policies enacted by governments and central banks have caused and may continue to cause significant volatility and uncertainty in global financial markets, negatively impacting global growth prospects. While the U.S. has resumed
"reasonably" normal business activity, many countries continue to impose lockdown measures. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-existing political, social and economic risks. Additionally, there is no guarantee that vaccines will be effective against emerging variants of the disease.

As a result of the COVID-19 pandemic, governments and central banks, including the Federal Reserve, took extraordinary and unprecedented actions to support local and global economies and financial markets. These measures included, among other policy responses, a $700 billion quantitative easing program, a reduction of the Federal funds rate to near-zero, and numerous economic stimulus packages, which largely ended in mid-2022. The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time. As a means to fight inflation, which remains at elevated levels, the Federal Reserve has raised interest rates and expects to continue to do so and has announced that it intends to reverse previously implemented quantitative easing.

Dividends. Certain of the Securities held by certain of the Trusts may currently pay dividends, but there is no guarantee that the issuers of the
Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Dow(R) Target Dividend Portfolio and the Target Focus 4 Portfolio are
concentrated in stocks of companies within the financials sector. The S&P
Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of companies within the industrials sector. The S&P Target 24 Portfolio is concentrated in stocks of companies within the information technology sector.
The Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are
concentrated in stocks of companies within the consumer discretionary sector.

Consumer Discretionary. Consumer discretionary companies, such as retailers, media companies and consumer services companies, provide non-essential goods and services. These companies manufacture products and provide discretionary services directly to the consumer, and the success of these companies is tied closely to the performance of the overall domestic and international economy, interest rates, competition and consumer confidence. Success depends heavily on disposable household income and consumer spending.  Consumer discretionary companies may also be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer discretionary products in the marketplace. Consumer discretionary companies have historically been characterized as relatively cyclical and therefore more volatile in times of change.

Financials. Financial companies, such as retail and commercial banks, insurance companies and financial services companies, are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount and types of capital they must maintain and, potentially, their size. Governmental regulation may change frequently and may have significant adverse consequences for financial companies, including effects not intended by such regulation.
The impact of more stringent capital requirements, or recent or future regulation in various countries, on any individual financial company or on financial companies as a whole cannot be predicted. Certain risks may impact the value of investments in financial companies more severely than those of investments in other issuers, including the risks associated with companies that operate with substantial financial leverage. Financial companies may also be adversely affected by volatility in interest rates, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies in particular may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. Financial companies are also a target for cyber-attacks and may experience technology malfunctions and disruptions as a result.

In addition, general economic conditions are important to the operations of financial companies. Deteriorating economic fundamentals may increase the risk of default or insolvency of particular financial institutions, negatively impact market value, cause credit spreads to widen, and reduce bank balance sheets. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities may have an adverse effect on the profitability of financial companies. While financial companies such as banks tend to increase reserves in anticipation of economic stress, there can be no assurance that such reserves will be sufficient to cover rising default rates. Financial companies may be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a company's financial condition or prospects, could adversely affect its business. For example, any failure of a bank can result in disruption to the broader banking industry or markets generally, which may also heighten market volatility and reduce liquidity. Some financial companies may also be required to accept or borrow significant amounts of capital from government sources.
There is no guarantee that governments will provide any such relief in the future and no certainty that such relief will mitigate the effects of any failure of a financial institution on the economy or otherwise strengthen public confidence in financial institutions. These actions may cause the securities of many companies in the financials sector to decline in value.

Industrials. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources.
Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-
earnings ratios with little or no earnings histories.

REITs. Certain of the Securities held by certain of the Trusts are issued by
REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs. Certain of the REITs may also be mortgage real estate investment trusts ("Mortgage REITs").
Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional
Units of a Trust after the Initial Date of Deposit, we will deposit the
Securities originally selected by applying the strategy on the Initial Date of
Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. Risks of foreign securities include higher brokerage costs; different accounting standards;
expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions;
restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

American Depositary Receipts/ADRs, New York Registry Shares and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem
Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the
Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Target VIP Portfolio is maintained by: Crest Co. Ltd. for United Kingdom Securities and Euroclear
Bank, a global custody and clearing institution for all other foreign
Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging and Developing Markets.  Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging or developing markets or have significant business operations in emerging or developing markets. Risks of investing in emerging and developing countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging and developing market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, the rights and remedies associated with emerging and developing market investment securities may be different than those available for investments in more developed markets. Furthermore, emerging and developing market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging and developing markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S.
securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the
Units. Most foreign currencies have fluctuated widely in value against the
U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Sponsor will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Sponsor may not reflect the amount the Trusts would receive, in U.S. dollars, had the
Trustee sold any particular currency in the market. The value of the
Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of
U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies.
Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies.
Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause a Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trusts through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a Trust's third-party service providers, or issuers in which the Trusts invest, can also subject the Trusts to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-
party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trusts do not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

       Backtested Hypothetical Performance Information

The following tables compare the hypothetical performance information for the identical strategies employed by each Trust and the actual performances of the
DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index,
S&P 500(R) Index, S&P 1000(R) Index and the MSCI All Country World Index in
each of the full years listed below (and as of the most recent month). The
Trusts did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30
U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend
Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated
annualized yield. Eligible stocks are selected from a universe of all dividend-
paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-
negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S.
market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap
400(R) (the most widely used index for mid-size companies) and the S&P
SmallCap 600(R) (an index of 600 U.S. small-cap companies), where the S&P
MidCap 400(R) represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.

                                  COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                   Hypothetical Strategy Total Returns(1)(3)

                                                S&P Dividend                                   Target
               The Dow(R)      The Dow(R)        Aristocrats      S&P          S&P Target    Diversified
               Target 5     Target Dividend       Target 25     Target 24        SMid 60       Dividend
Year           Strategy        Strategy           Strategy       Strategy       Strategy      Strategy
____           __________   _______________     ____________    __________     ___________   ___________
1972            20.01%
1973            17.45%
1974            -7.62%
1975            62.72%
1976            38.70%
1977             3.05%
1978            -1.43%
1979             7.27%
1980            38.51%
1981             1.13%
1982            40.83%
1983            34.07%
1984             8.43%
1985            35.80%
1986            28.12%                                           19.51%
1987             8.35%                                            1.90%
1988            18.77%                                            4.46%
1989             7.84%                                           22.50%
1990           -18.03%                                            6.60%
1991            59.60%                                           40.52%
1992            20.50%       29.93%                              -1.63%
1993            31.25%       18.14%                               8.20%
1994             5.28%       -8.59%                               4.96%
1995            27.89%       46.81%                              39.14%         25.25%        28.12%
1996            23.32%       16.07%                              31.43%         13.13%        14.93%
1997            16.98%       40.51%                              30.23%         41.98%        25.93%
1998             9.77%        2.91%                              39.98%          4.79%        12.91%
1999            -9.59%       -6.70%                              41.30%         23.78%        17.50%
2000             8.11%       25.77%              6.85%            4.01%         13.96%        19.77%
2001            -5.13%       40.56%             16.05%          -10.90%         31.91%        29.58%
2002           -12.96%       -0.87%            -10.19%          -19.10%         -5.36%       -10.44%
2003            20.01%       32.01%             19.76%           23.29%         45.22%        47.01%
2004             9.49%       18.82%             17.19%           13.72%         23.41%        20.48%
2005            -3.09%        2.20%              3.63%            3.79%          2.99%         1.93%
2006            38.61%       17.54%             18.01%            1.58%         19.60%        15.38%
2007             1.54%        1.02%              5.24%            3.32%         -9.74%        -3.90%
2008           -50.45%      -39.57%            -22.21%          -29.28%        -37.73%       -37.09%
2009            17.07%       14.21%             21.73%           12.23%         59.81%        40.75%
2010            10.01%       15.65%             16.90%           18.28%         14.98%        20.16%
2011            16.78%        5.52%              8.44%            7.05%         -8.90%         3.10%
2012             9.17%        4.87%             12.46%            8.11%         20.29%        10.72%
2013            38.30%       28.65%             33.44%           42.43%         37.29%        31.56%
2014            11.35%       12.77%             11.55%            7.17%         -0.37%         5.13%
2015             7.60%       -6.10%             -2.87%            2.17%         -8.99%       -13.06%
2016            11.52%       22.95%             13.34%            0.75%         30.65%        15.82%
2017             9.96%        7.00%             16.65%           19.44%         -0.19%         6.58%
2018            -2.01%      -11.41%             -9.06%           -1.34%        -23.82%       -12.41%
2019             7.12%        8.91%             28.57%           34.03%          3.11%        25.97%
2020            -6.87%      -14.18%              2.08%           29.39%        -22.88%        -6.14%
2021            15.91%       28.22%             28.85%           31.94%         48.89%        24.87%
2022           -19.61%       -4.41%             -9.83%          -19.81%        -13.16%        -2.93%
2023             5.59%       -6.58%              0.62%            7.56%          1.67%         1.69%
(thru 3/31)

                                       COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

     (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                             Hypothetical Strategy Total Returns(1)(3)
           Target        Target Global
            Focus           Dividend        Target          Target            Target         Value Line(R)
            Four            Leaders         Growth          Triad              VIP            Target 25
Year      Strategy          Strategy       Strategy        Strategy          Strategy          Strategy
____      _________      _____________     ________        ________          _________        ___________
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                           33.25%
1986                                                                                           20.16%
1987                                                                                           16.87%
1988                                                                                           -9.45%
1989                                                                                           48.10%
1990                                                                           0.11%            3.08%
1991                                                                          57.05%           83.68%
1992                                                                           4.08%           -2.69%
1993                                                                          22.04%           24.98%
1994                                                                           2.03%           12.10%
1995                                        30.94%                            42.86%           52.09%
1996       27.63%                           24.97%           22.03%           38.63%           54.12%
1997       37.02%                           41.13%           34.62%           25.78%           33.81%
1998       30.82%          2.68%            37.15%           27.34%           51.21%           90.93%
1999       44.88%         12.49%            33.78%           31.74%           48.76%          111.14%
2000        9.49%          4.72%             8.38%           11.79%           -4.54%          -10.43%
2001       20.00%          7.01%            -4.20%            4.77%          -11.32%           -0.17%
2002      -11.21%         -7.53%           -10.79%          -11.71%          -21.34%          -23.95%
2003       38.60%         48.18%            34.01%           38.12%           34.71%           39.23%
2004       21.42%         24.60%            16.73%           18.38%           13.01%           21.72%
2005        8.73%         11.70%            17.11%           12.15%            6.73%           19.64%
2006       14.05%         29.58%            16.84%           17.43%           11.82%            0.63%
2007        6.82%         22.20%            19.95%           13.24%            9.22%           23.49%
2008      -43.47%        -30.11%           -52.52%          -47.61%          -45.93%          -51.45%
2009       27.07%         53.38%            18.21%           27.03%           11.98%            3.07%
2010       17.71%         20.22%            17.15%           16.23%           18.25%           28.53%
2011      -11.72%          0.37%           -12.52%           -8.46%           -2.08%          -29.31%
2012       12.52%         12.78%             5.79%            7.38%           12.20%           14.14%
2013       31.24%         25.27%            37.15%           33.06%           36.10%           33.91%
2014        5.66%          3.15%             6.30%            4.39%            6.10%            9.90%
2015       -8.59%        -12.36%             8.24%           -0.15%           -4.48%           -9.48%
2016       18.73%         14.92%            -1.87%            4.67%            8.21%            5.27%
2017        5.54%          7.41%            35.29%           24.43%           19.88%            7.46%
2018      -13.24%        -13.16%           -18.02%          -16.04%           -7.59%           -4.05%
2019        7.17%         14.50%            33.28%           28.76%           18.83%            8.61%
2020       -1.59%         -3.45%            22.75%           10.15%           11.60%           37.22%
2021       37.60%         21.70%             9.90%           15.35%           29.48%           41.48%
2022      -15.65%         -5.87%           -21.12%          -13.61%          -16.83%          -34.33%
2023       -2.63%         -0.42%             4.61%            3.68%            0.18%           -5.27%
(thru 3/31)

                                  COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

                                          Index Total Returns(3)

                      Dow Jones
                     U.S. Select                                    Russell         MSCI All
                      Dividend        S&P 500(R)      S&P 1000(R)   3000(R)      Country World
Year    DJIA(R)       Index(sm)         Index            Index       Index           Index
____    _______     _____________     _________       ___________   ________     ______________
1972     18.48%                        19.00%
1973    -13.28%                       -14.69%
1974    -23.58%                       -26.47%
1975     44.75%                        37.23%
1976     22.82%                        23.93%
1977    -12.84%                        -7.16%
1978      2.79%                         6.57%
1979     10.55%                        18.61%
1980     22.17%                        32.50%
1981     -3.57%                        -4.92%
1982     27.11%                        21.55%
1983     25.97%                        22.56%
1984      1.31%                         6.27%
1985     33.55%                        31.72%
1986     27.10%                        18.67%
1987      5.48%                         5.25%
1988     16.14%                        16.56%
1989     32.19%                        31.62%
1990     -0.56%                        -3.19%
1991     24.19%                        30.33%
1992      7.41%      22.65%             7.61%
1993     16.93%      14.59%            10.04%
1994      5.01%      -0.19%             1.30%
1995     36.87%      42.80%            37.50%          30.69%        36.57%
1996     28.89%      25.08%            22.89%          19.85%        21.63%
1997     24.94%      37.83%            33.31%          30.26%        31.67%
1998     18.15%       4.33%            28.55%          13.20%        24.11%       21.97%
1999     27.21%      -4.08%            21.03%          14.11%        20.96%       26.82%
2000     -4.71%      24.86%            -9.10%          15.86%        -7.30%      -13.94%
2001     -5.43%      13.09%           -11.88%           1.45%       -11.43%      -15.91%
2002    -14.97%      -3.94%           -22.09%         -14.54%       -21.53%      -18.98%
2003     28.23%      30.16%            28.65%          36.61%        31.02%       34.63%
2004      5.30%      18.14%            10.87%          18.39%        11.93%       15.75%
2005      1.72%       3.79%             4.90%          10.93%         6.10%       11.37%
2006     19.03%      19.54%            15.76%          11.89%        15.67%       21.53%
2007      8.87%      -5.16%             5.56%           5.18%         5.16%       12.18%
2008    -31.92%     -30.97%           -36.99%         -34.67%       -37.32%      -41.85%
2009     22.70%      11.13%            26.46%          33.48%        28.29%       35.41%
2010     14.10%      18.32%            15.08%          26.55%        16.93%       13.21%
2011      8.34%      12.42%             2.08%          -0.92%         1.00%       -6.86%
2012     10.23%      10.84%            15.98%          17.40%        16.41%       16.80%
2013     29.63%      29.06%            32.36%          35.87%        33.55%       23.44%
2014     10.02%      15.36%            13.65%           8.54%        12.53%        4.71%
2015      0.23%      -1.64%             1.38%          -2.11%         0.48%       -1.84%
2016     16.40%      21.98%            11.93%          22.49%        12.70%        8.48%
2017     28.07%      15.44%            21.80%          15.33%        21.10%       24.62%
2018     -3.48%      -5.94%            -4.39%         -10.30%        -5.24%       -8.93%
2019     25.32%      23.11%            31.45%          25.14%        30.99%       27.30%
2020      9.75%      -4.56%            18.39%          12.98%        20.88%       16.82%
2021     20.95%      32.25%            28.67%          25.35%        25.63%       19.04%
2022     -6.86%       2.31%           -18.12%         -13.98%       -19.21%      -17.96%
2023      0.93%      -1.82%             7.48%           3.43%         7.16%        7.44%
(thru 3/31)

______________________

See "Notes to Comparison of Hypothetical Total Return" on page 61.

               NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust
(monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000(R) Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S.
dollars. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. If a security which is selected by a Strategy is merged out of existence, delisted or suffers a similar fate during the period in which such hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the above tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy and the S&P Target SMid 60 Strategy,
each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index, as shown in the table below.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: CapIQ and Compustat, as
confirmed by Bloomberg L.P. and FactSet.

                            HYPOTHETICAL COMPARISON OF AVERAGE ANNUAL RETURN FOR PERIODS ENDING DECEMBER 31, 2022

            Hypothetical Strategy Average Annual Return                                     Index Average Annual Return
                                                          Since                                                                      Since
Strategy                           1 Year  5 Year 10 Year Inception  Corresponding Index                      1 Year  5 Year 10 Year Inception
________                           ______  ______ _______ _________  ___________________                      ______  ______ _______ _________
The Dow(R) Target 5                -19.61% -1.85%  6.35%  11.09%     DJIA(R) (12/31/71 - 12/31/22)             -6.86% 8.38%  12.29%  10.88%
The Dow(R) Target Dividend          -4.41%  0.30%  6.17%   9.63%     Dow Jones U.S. Select Dividend Index(sm)   2.31% 8.38%  11.92%  11.54%
                                                                     S&P 500(R) Index (12/31/91 - 12/31/22)   -18.12% 9.41%  12.54%   9.57%
S&P Dividend Aristocrats Target 25  -9.83%  6.76% 10.24%   8.96%     S&P 500(R) Index (12/31/99 - 12/31/22)   -18.12% 9.41%  12.54%   6.26%
S&P Target 24                      -19.81% 12.60% 13.01%  11.27%     S&P 500(R) Index (12/31/85 - 12/31/22)   -18.12% 9.41%  12.54%  10.56%
S&P Target SMid 60                 -13.16% -4.77%  2.43%   9.21%     S&P 1000(R) Index                        -13.98% 6.46%  10.80%  11.29%
Target Diversified Dividend         -2.93%  4.65%  6.42%  10.28%     Russell 3000(R) Index                    -19.21% 8.77%  12.12%   9.85%
Target Focus Four                  -15.65%  1.21%  5.37%   9.71%     S&P 500(R) Index (12/31/95 - 12/31/22)   -18.12% 9.41%  12.54%   9.02%
Target Global Dividend Leaders      -5.87%  1.92%  4.39%   9.07%     MSCI All Country World Index             -17.96% 5.75%   8.54%   6.41%
Target Growth                      -21.12%  3.06%  9.31%  10.14%     S&P 500(R) Index (12/31/94 - 12/31/22)   -18.12% 9.41%  12.54%   9.93%
Target Triad                       -13.61%  3.48%  7.92%   9.40%     S&P 500(R) Index (12/31/95 - 12/31/22)   -18.12% 9.41%  12.54%   9.02%
Target VIP                         -16.83%  5.70%  8.97%  10.63%     S&P 500(R) Index (12/31/89 - 12/31/22)   -18.12% 9.41%  12.54%   9.73%
Value Line(R) Target 25            -34.33%  5.85%  7.19%  14.01%     S&P 500(R) Index (12/31/84 - 12/31/22)   -18.12% 9.41%  12.54%  11.07%

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust.
Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for
Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per
Unit of a Trust will be reduced by the amount of additional Securities sold.
Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in
"Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When
Securities are sold to reimburse the Sponsor for organization costs, the
Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 per Unit and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2023 through
September 20, 2023. If you buy Units at a price of less than $10.00 per Unit,

the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the
Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Sponsor will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the
Public Offering Price of the Units according to this valuation. This Public
Offering Price will be effective for all orders received before the Evaluation
Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.
For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Sponsor deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Sponsor, an appropriate secondary exchange, if any. If no trades occur on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the
Sponsor will determine the value of the Securities using the best information available to the Sponsor, which may include the prior day's evaluated price.
If the Security is an American Depositary Receipt/ADR, Global Depositary
Receipt/GDR or other similar security in which no trade occurs on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Sponsor deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock
Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing
Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are
not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Sponsor deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities,
(b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S.
dollars based on current exchange rates (unless the Sponsor deems such prices inappropriate as a basis for evaluation). If the Sponsor deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Sponsor shall use such other information available to the Sponsor which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                Additional
(in millions)                              Concession
_____________________________________________________
$25 but less than $100                         0.035%
$100 but less than $150                        0.050%
$150 but less than $250                        0.075%
$250 but less than $1,000                      0.100%
$1,000 but less than $5,000                    0.125%
$5,000 but less than $7,500                    0.150%
$7,500 or more                                 0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.

Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these
Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including:
developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred)
and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S.
Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as
Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek,
Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee.
Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of
"Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except fees to value
Trust Securities and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE
MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your
Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income
Account of such Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will be compensated for providing evaluation services and we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

The fees payable to the Sponsor, First Trust Advisors L.P. and the Trustee are
based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trusts. In addition, if there is not enough cash in the Income or Capital
Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See
"Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of a Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R)
Target Dividend Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25
Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

The Trusts intend to qualify as grantor trusts under the federal tax laws. If a Trust qualifies as a grantor trust, such Trust will not be taxed as a corporation for federal income tax purposes and will not pay federal income taxes. For federal income tax purposes, in grantor trusts you are deemed to own a pro rata portion of the underlying assets of a Trust directly, and as such you will be considered to have received a pro rata share of income. All taxability issues are taken into account at the Unit holder level.

Income from the Trusts.

Income realized by a Trust passes through and is treated as income of the Unit holders. Income is reported without any deduction for expenses. Expenses are separately reported. Generally, the income paid to Unit holders is net the expenses of a Trust, but the income reportable by Unit holders is gross the expenses of such Trust.

You may be required to recognize income for federal income tax purposes in one year even if you do not receive a corresponding distribution from a Trust, or do not receive the corresponding distribution from such Trust until a later year. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Some income from a Trust's assets may have been received as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. Income from a
Trust's assets (including capital gain income) may also be subject to a
"Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends paid on certain stock held by a Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Ordinary income dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction on qualifying dividends received by a Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to your Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Trust's assets from the amount you receive from the sale. You can generally determine your original tax basis in each Trust's asset by apportioning the cost of your
Units, including sales charges, among the Trust assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

The tax statement you receive may contain information to allow you to calculate and adjust your basis in a Trust's assets and determine whether any gain or loss recognized by you should be considered long-term capital gain, short-term capital gain or return of capital. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Under the wash sale rules, all or a portion of any loss you may recognize on a disposition of your Units or on a disposition of assets by a Trust may be disallowed if you purchase stocks or other assets that are the same as or substantially identical to any of the assets held directly or indirectly through such Trust within 30 days of the disposition.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in PFICs, you may be subject to U.S. federal income tax on a portion of certain distributions from the PFICs or on gains from the disposition of such PFIC shares at tax rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the form of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFICs in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFICs, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by
PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Financial Accounts.

A Trust may directly or indirectly hold financial accounts outside of the
United States. You may have certain reporting obligations to the United States
Treasury Department under its rules relating to the reporting of foreign bank and financial accounts (commonly known as "FBAR"). You should consult with your tax advisor as to any reporting obligations that you may have as a result of your investment in a Trust.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-
interest income or certain other interest income, may not be subject to U.S.
withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution and some excluded income may be taken into consideration for alternative minimum tax purposes.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such
Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of a Trust's assets when you redeem your
Units at any time prior to 30 business days before the Trust's Mandatory
Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. You will not recognize gain or loss if you only receive whole Trust assets in exchange for the identical amount of your pro rata portion of the same Trust assets held by your Trust. However, if you also receive cash in exchange for a
Trust asset or a fractional portion of a Trust asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional portion.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into a future series of such Trust, the exchange would generally be considered a sale for federal income tax purposes. Under the wash sale rules, if the series into which you roll your proceeds holds the same or substantially identical assets, any loss you recognize on the rollover will be disallowed.

State and Local Taxes.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the
Trusts for New York tax matters, under the existing income tax laws of the
State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the S&P Dividend Aristocrats Target 25
Portfolio, the S&P Target SMid 60 Portfolio, Target Diversified Dividend
Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders
Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP
Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your
Units. The tax laws may require you to treat distributions made to you in
January as if you had received them on December 31 of the previous year.

Some distributions from a Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered
"unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from a Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from a Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from RICs such as the Trusts are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI")
received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations.

Because certain Trusts hold REIT shares, some dividends may be designated by the REIT as capital gain dividends and, therefore, distributions from such
Trusts attributable to such dividends and designated by the Trusts as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by a Trust from REIT shares may be designated by a Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If a Trust holds an equity interest in PFICs, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. A Trust may be able to make an election that could limit the tax imposed on such Trust. In this case, a Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, a Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-
term capital gains dividends may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution and some excluded income may be taken into consideration for alternative minimum tax purposes.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such
Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of a Trust's assets when you redeem your
Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP.
You may also request one be sent to you by calling the Sponsor at 800-621-
1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Sponsor to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will be eligible to receive distributions, if any, on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the
Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the
Trustee will not distribute money if the aggregate amount in the Income and
Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital
Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will make distributions from the Income Account on or near the
Income Distribution Dates to Unit holders of record on the preceding Income
Distribution Record Date provided the amount equals at least $1.00 per 100
Units. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee may distribute funds in the Capital Account in December of each year to avoid imposition of any income or excise taxes on undistributed income in the Trust and will distribute funds as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income Account, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months provided the amount equals at least $1.00 per 100 Units. The Trustee will distribute money in the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month if the amount available for distribution from that account equals at least $1.00 per
100 Units. In any case, the Trustee may distribute funds in the Capital
Account in December of each year to avoid imposition of any income or excise taxes on undistributed income in the Trust and will distribute funds as part of the final liquidation distribution.

No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a
Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All
Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any
Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment
Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE
STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account.

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5
Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats
Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio,
Target Diversified Dividend Portfolio, Target Global Dividend Leaders
Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or
5,000 Units of the Target Focus Four Portfolio, Target Triad Portfolio or
Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind
Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption,
Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days
(10 business days in the case of the S&P Dividend Aristocrats Target 25
Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend
Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders
Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP
Portfolio) prior to a Trust's Mandatory Termination Date will be honored.
Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-
Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P
Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target
Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global
Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or
Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of a Trust will be reduced.
These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a
Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover
Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a
Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

              Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement
Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company"
generally will not, acquire any securities or other property other than the
Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account for distribution to Unit holders or to meet redemption requests. The
Trustee may retain and pay us or an affiliate of ours to act as agent for a
Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of
Securities deposited in such Trust during the initial offering period
("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination
Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation
Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee may begin to sell Securities in connection with the termination of a Trust as early as nine business days prior to, but will sell Securities no later than, the Mandatory Termination
Date. We will determine the manner and timing of the sale of Securities.
Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor and Trustee

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name as well as other securities. An Illinois limited partnership formed in
1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $580 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2022, the total partners' capital of First Trust Portfolios L.P.
was $102,718,144.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Trustee and Unit holders may rely on the accuracy of any evaluation prepared by the Sponsor. The Sponsor will make determinations in good faith based upon the best available information, but will not be liable to the
Trustee or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois
60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the
Trusts identified as Grantor Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by
Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the
Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee")
is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R)
trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio.
Nasdaq has no obligation to take the needs of the Licensee, the owners of
Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED
CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE
CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE
OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER
PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED
THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY
DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE
OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE
ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT
OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                     This page is intentionally left blank.

                                 FIRST TRUST(R)

                      Dow(R) Target 5 2Q '23 - Term 7/9/24
                    Dow(R) Target Dvd. 2Q '23 - Term 7/9/24
              S&P Dvd. Aristocrats Target 25 2Q '23 - Term 7/9/24
                       S&P Target 24 2Q '23 - Term 7/9/24
                    S&P Target SMid 60 2Q '23 - Term 7/9/24
                    Target Divsd. Dvd. 2Q '23 - Term 7/9/24
                      Target Focus 4 2Q '23 - Term 7/9/24
                Target Global Dvd. Leaders 2Q '23 - Term 7/9/24
                       Target Growth 2Q '23 - Term 7/9/24
                       Target Triad 2Q '23 - Term 7/9/24
                        Target VIP 2Q '23 - Term 7/9/24
                  Value Line(R) Target 25 2Q '23 - Term 7/9/24
                                    FT 10650

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                       24-Hour Pricing Line: 800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.

                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

              - Securities Act of 1933 (file no. 333-269584) and

              - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E., Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov

                                 April 6, 2023

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 FIRST TRUST(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT
10650 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated April 6, 2023. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Dow Jones & Company, Inc.                                                   1
Nasdaq, Inc.                                                                2
Value Line Publishing LLC                                                   2
New York Stock Exchange                                                     3
Risk Factors
   Securities                                                               3
   Dividends                                                                3
   REITs                                                                    3
   Foreign Issuers                                                          5
   Emerging and Developing Markets                                          6
   Exchange Rates                                                           6
   Small and/or Mid Capitalization Companies                               10
Concentration
   Concentration Risk                                                      10
   Consumer Discretionary                                                  10
   Financials                                                              10
   Industrials                                                             11
   Information Technology                                                  12

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm),
S&P 500(R) Index, S&P 500(R) Dividend Aristocrats Index, S&P MidCap 400(R)
Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use by First Trust Portfolios L.P. Standard & Poor's(R), S&P(R), S&P 500(R),
S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are
registered trademarks of Standard & Poor's Financial Services LLC ("S&P");
DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones
U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings
LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Portfolios L.P. The
Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target
Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target
24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and
the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices
makes no representation or warranty, express or implied, to the owners of the
Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the
Licensed Indexes to track general market performance. S&P Dow Jones Indices'
only relationship to First Trust Advisors L.P. with respect to the Licensed
Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed
Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones
Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the
Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be
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administration, marketing or trading of the Trusts. There is no assurance that
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performance or provide positive investment returns. S&P Dow Jones Indices LLC
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recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing,
CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME
Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500(R) Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS
AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR
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Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the
"Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The
Target VIP Portfolio is not issued, endorsed, sold, or promoted by the
Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust
Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First
Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System
(the "System"), which is composed by VLP without regard to First Trust
Portfolios L.P. or First Trust Advisors L.P., this product or any investor.
VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or
First Trust Advisors L.P. or any investor in the product into consideration in composing the System. The product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not
responsible for and has not participated in the determination of the prices and composition of the product or the timing of the issuance for sale of the product or in the calculation of the equations by which the product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT
NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A
PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED
WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF
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GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE
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WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY
LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER

PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE
LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE,
INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered service/trademark of ICE Data Indices, LLC or its affiliates and has been licensed, along with, "NYSE International 100
Index(SM)" ("Index") for use by First Trust Portfolios, L.P. ICE Data Indices,
LLC has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R)
International Target 25 Strategy.

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International Target 25 Strategy; recommend that any person invest in the
NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any
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the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R)
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Target 25 Strategy in determining, composing or calculating the NYSE
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ICE Data Indices, LLC will not have any liability in connection with the NYSE(R)
International Target 25 Strategy. Specifically, ICE Data Indices, LLC does
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any warranty about: the results to be obtained by the NYSE(R) International
Target 25 Strategy, the owners of the NYSE(R) International Target 25
Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. ICE Data Indices, LLC will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will ICE Data Indices, LLC be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if ICE
Data Indices, LLC knows that they might occur. The licensing agreement between
First Trust Portfolios L.P. and ICE Data Indices, LLC is solely for their benefit and not for the benefit of the owners of the NYSE(R) International
Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the
Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target
Focus Four Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based

REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations
(including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least
100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of
God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-
liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the
Internal Revenue Code, and to maintain exemption from the Investment Company
Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities.
Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units.
There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire. Certain of the REITs may also be Mortgage REITs. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging and Developing Markets. The following section applies to individual
Trusts which contain Securities issued by, or which invest in, companies from certain emerging or developing markets. Compared to more mature markets, some emerging and developing markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of emerging and developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging and developing markets, registrars are not subject to effective government supervision nor are they always independent from issuers.
The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging and developing markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging and developing markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging and developing markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging and developing markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging and developing markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currencies. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many emerging and developing countries are considerable.

Another risk common to most emerging and developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Target VIP Portfolio contains Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United
States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United
States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special
Drawing Right administered by the International Monetary Fund. In Europe, the
euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies).
From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-
month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

                             Foreign Exchange Rates

                  Range of Fluctuations in Foreign Currencies

                   United Kingdom
Annual             Pound Sterling/           Euro/
Period             U.S. Dollar               U.S. Dollar
______             _______________           ___________
1983                0.616-0.707
1984                0.670-0.864
1985                0.672-0.951
1986                0.643-0.726
1987                0.530-0.680
1988                0.525-0.601
1989                0.548-0.661
1990                0.504-0.627
1991                0.499-0.624
1992                0.498-0.667
1993                0.630-0.705
1994                0.610-0.684
1995                0.610-0.653
1996                0.583-0.670
1997                0.584-0.633
1998                0.584-0.620
1999                0.597-0.646              0.845-0.999
2000                0.605-0.715              0.967-1.209
2001                0.665-0.728              1.045-1.196
2002                0.621-0.710              0.953-1.164
2003                0.560-0.643              0.794-0.965
2004                0.514-0.570              0.733-0.846
2005                0.518-0.583              0.743-0.857
2006                0.505-0.581              0.749-0.846
2007                0.474-0.521              0.672-0.776
2008                0.492-0.695              0.625-0.803
2009                0.598-0.727              0.661-0.798
2010                0.611-0.698              0.689-0.839
2011                0.599-0.652              0.674-0.775
2012                0.614-0.653              0.743-0.829
2013                0.604-0.673              0.725-0.782
2014                0.583-0.644              0.718-0.827
2015                0.630-0.683              0.826-0.953
2016                0.672-0.825              0.867-0.963
2017                0.736-0.830              0.831-0.961
2018                0.697-0.801              0.799-0.891
2019                0.750-0.831              0.866-0.918
2020                0.732-0.871              0.813-0.936
2021                0.704-0.757              0.811-0.893
2022                0.730-0.936              0.873-1.042

Source: Bloomberg L.P.

               End of Month Exchange Rates for Foreign Currencies

                      United Kingdom
                      Pound Sterling/        Euro/
Monthly Period        U.S. Dollar            U.S. Dollar
______________        ______________         ___________
2019:
 January                 .763                   .874
 February                .754                   .879
 March                   .767                   .891
 April                   .767                   .892
 May                     .792                   .895
 June                    .788                   .879
 July                    .822                   .903
 August                  .823                   .911
 September               .814                   .918
 October                 .773                   .897
 November                .774                   .908
 December                .754                   .892
2020:
 January                 .757                   .901
 February                .780                   .907
 March                   .805                   .907
 April                   .794                   .913
 May                     .810                   .901
 June                    .806                   .890
 July                    .764                   .849
 August                  .748                   .838
 September               .774                   .853
 October                 .772                   .859
 November                .751                   .838
 December                .732                   .819
2021:
 January                 .730                   .824
 February                .718                   .828
 March                   .726                   .853
 April                   .723                   .832
 May                     .704                   .818
 June                    .723                   .843
 July                    .719                   .842
 August                  .727                   .847
 September               .742                   .864
 October                 .731                   .865
 November                .752                   .882
 December                .739                   .880
2022:
 January                 .744                   .890
 February                .745                   .891
 March                   .761                   .904
 April                   .795                   .948
 May                     .794                   .932
 June                    .821                   .954
 July                    .822                   .978
 August                  .860                   .995
 September               .895                  1.020
 October                 .872                  1.012
 November                .829                   .961
 December                .828                   .934
2023:
 January                 .812                   .921
 February                .832                   .946
 March                   .811                   .923

The Sponsor will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Sponsor may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.
While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid-cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentration

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Dow(R) Target Dividend Portfolio and the Target Focus 4 Portfolio are
concentrated in stocks of companies within the financials sector. The S&P
Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of companies within the industrials sector. The S&P Target 24 Portfolio is concentrated in stocks of companies within the information technology sector.
The Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are
concentrated in stocks of companies within the consumer discretionary sector.

Consumer Discretionary. Consumer discretionary companies, such as retailers, media companies and consumer services companies, provide non-essential goods and services. These companies manufacture products and provide discretionary services directly to the consumer.  Risks inherent in an investment in the consumer discretionary sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions.
In general, expenditures on consumer discretionary products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer discretionary companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financials. Companies in the financials sector include regional and money center banks, securities brokerage firms, asset management companies, savings banks and thrift institutions, specialty finance companies (e.g., credit card, mortgage providers), insurance and insurance brokerage firms, consumer finance firms, financial conglomerates, foreign banking and financial companies.

Financial companies are subject to extensive governmental regulation which limits their activities and may affect their ability to earn a profit from a given line of business. Government regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by the regulation. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses.

In addition, general economic conditions are important to the operations of these companies, and financial difficulties of borrowers may have an adverse effect on the profitability of financial companies. Financial companies can be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a financial company's financial condition or prospects, could adversely affect its business. Deterioration of credit markets can have an adverse impact on a broad range of financial markets, causing certain financial companies to incur large losses. In these conditions, companies in the financials sector may experience significant declines in the valuation of their assets, take actions to raise capital and even cease operations. Some financial companies may also be required to accept or borrow significant amounts of capital from government sources and may face future government-imposed restrictions on their businesses or increased government intervention. However, there is no guarantee that governments will provide any such relief in the future. These actions may cause the securities of many companies in the financials sector to decline in value.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue.
Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

Interest rate levels, general economic conditions and price and marketing competition also affect insurance company profits. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance.
Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally. All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture associations.

Industrials. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends. The Internet may also influence the industrial market. Customers'
desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the
Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment,
Internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-
technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components.
Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards.
Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers.
Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the
Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-$1,000" segment.
Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-
priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions.  Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.

Undertaking

Subject to the
terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS
OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust
Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance
Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The Registrant,
FT 10650, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The
First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations
Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438;
FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT
3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT
4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT
8955; FT 8956; FT 8965; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040; FT 9042; FT 9058; FT 9068; FT 9203; FT 9204; FT
9303; FT 9305; FT 9326; FT 9327; FT 9372; FT 9401; FT 9402; FT 9403; FT 9474; FT 9513; FT 9514; FT 9611; FT 9630; FT 9709; FT 9872; FT
9908; FT 9911; FT 9923; FT 9937; FT 9950; FT 9961; FT 9977; FT 9978; FT 10051; FT 10057; FT 10105; FT 10109; FT 10121; FT 10272; FT 10295;
FT 10323; FT 10412; FT 10447; FT 10455; FT 10475; FT 10528 and FT 10583 for purposes of the representations required by Rule 487 and represents the following:

(1) that
the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that,
except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that
it has complied with Rule 460 under the Securities Act of 1933.

Pursuant
to the requirements of the Securities Act of 1933, the Registrant, FT 10650, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 6, 2023.

FT 10650

By:	First Trust Portfolios L.P.
Depositor

By:	/s/ Elizabeth H. Bull
Senior Vice President

Pursuant to the
requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name
Title*
Date

James A. Bowen
Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.
    )
)
)
)By: /s/ Elizabeth H. Bull
)    Attorney-in-Fact**
) April 6, 2023

James M. Dykas
Chief Financial Officer of First Trust Portfolios L.P.
    )
)

Christina Knierim
Controller of First Trust Portfolios L.P.
    )
)

*	The title of the person named herein represents his or her capacity in and relationship to First Trust
Portfolios L.P., the Depositor.

**	Executed copies of the related powers
of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 10589
(File No. 333-269195) and the same is hereby incorporated herein by this reference.

CONSENT
OF COUNSEL

The consent of counsel
to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibits 3.1, 3.2 and 3.3 of the Registration Statement.

Consent
of Independent Registered Public Accounting Firm

The consent of
Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

EXHIBIT
INDEX

1.1	Standard
Terms and Conditions of Trust for FT 10292 and certain subsequent
Series, effective September 7, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First
Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-266325] filed on behalf of FT 10292).

1.1.1	Trust Agreement for FT 10650, effective April 6, 2023 among First Trust Portfolios L.P., as Depositor,
The Bank of New York Mellon, as Trustee, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate
of Limited Partnership of Nike Securities, L.P., predecessor of
First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-230481] filed on behalf of FT 8001).

1.3	Amended
and Restated Limited Partnership Agreement of Nike Securities, L.P.,
predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-230481] filed on behalf of FT 8001).

1.4	Articles
of Incorporation of Nike Securities Corporation, predecessor to
The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to
Form S-6 [File No. 333-230481] filed
on behalf of FT 8001).

1.5	By-Laws
of The Charger Corporation, the general partner of First Trust Portfolios L.P.,
Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File
No. 333-169625] filed on behalf of FT 2669).

1.7	Fund of Funds Agreements (incorporated by reference
to Amendment No. 1 to Form S-6 [File No. 333-261661] filed
on behalf of FT
9909, Amendment No. 1 to Form S-6 [File
No. 333-261297] filed on behalf of FT
9857, Amendment No. 1 to Form S-6 [File
No. 333-262164] filed on behalf of FT
9948, Amendment No. 1 to Form S-6 [File
No. 333-262344] filed on behalf of FT
9965 and Amendment No. 1 to Form S-6 [File
No. 333-263845] filed on behalf of FT
10083).

2.2	Code
of Ethics (incorporated by reference to Amendment No. 1 to Form
S-6 [File No. 333-224320] filed
on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

3.2	Opinion of counsel as to Federal income tax status of securities being registered.

3.3	Opinion of counsel as to New York (state and city) tax status of securities being registered.

4.1	Consent of Independent Registered Public Accounting Firm.

6.1	List
of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed
on behalf of FT 8556).

7.1	Powers
of Attorney executed by the Officers listed on page S-3 of this
Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-269195] filed on behalf of FT 10589).